As submitted confidentially to the U.S. Securities and Exchange Commission on March 28, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5 to

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Roma Green Finance Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrants name into English)

Cayman Islands	8742	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong

Tel: +852 2529 6878

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street,

18th Floor

New York, NY 10168

+1 (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry F. Schlueter, Esq. Celia Velletri, Esq. Schlueter & Associates, P.C. 5655 South Yosemite St., Suite 350 Greenwood Village, CO 80111 Telephone: (303) 292-3883	Richard I. Anslow, Esq. Lijia Sanchez, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the initial public offering of [●] ordinary shares (the “Ordinary Shares”) of the registrant and [●] Ordinary Shares of the Selling Shareholder, collectively, (the “Public Offering Prospectus”) through the underwriters named in the Underwriting section of the Public Offering Prospectus.

●	Resale Prospectus. A prospectus to be used for the potential resale by Next Master and Trade Expert (the “Pre-IPO Investors”) of [●] Ordinary Shares of the registrant held by them, collectively (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front covers;

●	all references in the Public Offering Prospectus to “this offering” will be changed to “the IPO,” defined as the underwritten initial public offering of our Ordinary Shares, in the Resale Prospectus;

●	all references in the Public Offering Prospectus to “underwriters” will be changed to “underwriters of the IPO” in the Resale Prospectus;

●	they contain different Use of Proceeds sections;

●	they contain different “Selling Shareholder” sections;

●	they contain different “Summary — The Offering” sections;

●	the section “Shares Eligible For Future Sale — Pre-IPO Investors Resale Prospectus” from the Public Offering Prospectus is deleted from the Resale Prospectus;

●	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place;

●	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters; and

●	they contain different back covers.

The Registrant has included in this Registration Statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Pre-IPO Investors of the balance of their Ordinary Shares that are not being sold pursuant to the Public Offering Prospectus.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated [●], 2023

PRELIMINARY PROSPECTUS

Roma Green Finance Limited

[●] Ordinary Shares and

[●] Ordinary Shares offered by the Selling Shareholder

This is an initial public offering of our ordinary shares, US$0.001 par value per share (the “Ordinary Shares”) of Roma Green Finance Limited (the “Company” or “we,” “us” or “our”). We are offering, on a firm commitment basis, [●] Ordinary Shares. The Selling Shareholder (as defined herein) is offering [●] Ordinary Shares to be sold in the offering pursuant to this prospectus. We will not receive any proceeds from the sale of the Ordinary Shares to be sold by the Selling Shareholder. We anticipate that the initial public offering price of the Ordinary Shares will be US$[●] per share.

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol [●]. This offering is contingent upon the listing our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Ordinary Shares.

We are not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our subsidiary, Roma Risk Advisory Limited (“RRA”), incorporated in Hong Kong and Roma Advisory Pte. Ltd., incorporated in Singapore (collectively, the “Operating Subsidiaries”). The Ordinary Shares offered in this offering are shares of the Company, a Cayman Islands holding company and not shares of the Operating Subsidiaries. Investors in this offering will not directly hold equity interests in the Operating Subsidiaries.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” beginning on page 16 and 17 of this prospectus for more information.

The Ordinary Shares issued to the Pre-IPO Investors are being registered to provide the Pre-IPO Investors the opportunity to sell those Ordinary Shares. The Pre-IPO Investors collectively own [●] Ordinary Shares that are being registered pursuant to a separate resale prospectus. The Pre-IPO Investors are not subject to any lock-up or leakage agreements and have the right to sell the shares being registered at any time after the Ordinary Shares begin trading on the Nasdaq. No resale of the Ordinary Shares by the Pre-IPO Investors will occur until the Ordinary Shares begin trading on the Nasdaq and the offering of Ordinary Shares pursuant to this prospectus is contingent upon listing on the Nasdaq or another national securities exchange.

Our Operating Subsidiaries conduct their business in Hong Kong, a Special Administrative Region of the PRC, and Singapore and some of our clients are PRC companies or listed issuers that may have shareholders or directors that are PRC individuals. Conducting business in Hong Kong involves risks of uncertainty about any actions the Chinese government or authorities in Hong Kong.

There are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Further, the Chinese government may disallow our current corporate structure, which would likely result in a material change in our Operating Subsidiaries’ operations and/or a material change in the value of the Ordinary Shares being registered in this Offering and it could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. No effective laws or regulations in the PRC explicitly require the Company to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for the Company’s overseas listing plan, nor has the Company or any of the Operating Subsidiaries received any inquiry, notice, warning or sanctions regarding the planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. See “Prospectus Summary - Recent Regulatory Development in the PRC” beginning on page 14 and “Risk Factors – Risks Relating to Doing Business in Hong Kong - We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” beginning on page 28.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

The Holding Foreign Companies Accountable Act (“HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “ PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Our auditor, KCCW Accounting Corp (“KCCW CPA”), the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess KCCW CPA’s compliance with applicable professional standards. KCCW CPA is headquartered in Los Angeles, California and has been inspected by the PCAOB on a regular basis, with the last inspection in 2022. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations (as defined below). See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors” on page 26. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.  There can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

The Company holds all of the equity interests in its Hong Kong and Singapore subsidiaries through a subsidiary incorporated in the British Virgin Islands, or BVI. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, no transfers were made from the Company to its Operating Subsidiaries and our Operating Subsidiaries have not encountered difficulties or limitations with respect to their respective abilities to transfer cash between each other. As of the date of this prospectus, our Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. See “Dividends and Dividend Policy” on page 43 of this Prospectus and “Implications of Being a Holding Company” on page 13 of this Prospectus. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information, see the Company’s consolidated financial statements as of March 31, 2021 and 2022 and for the years ended March 31, 2021 and 2022 and notes thereto on page F-1.

As of the date of this prospectus, the Company and the Operating Subsidiaries have not distributed any earnings, nor do they have any plan to distribute earnings in the foreseeable future. As of the date of this prospectus, none of the Operating Subsidiaries have made any dividends or distributions to the Company and the Company has not made any dividends or distributions to the Company’s shareholders or U.S. investors. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future.

Upon completion of this offering, our issued and outstanding shares will consist of [●] Ordinary Shares. We will be a controlled company as defined under Nasdaq Stock Market Rule 5615(c) because, immediately after the completion of this offering, Top Elect Group Limited, our controlling shareholder, will own [●]% of our total issued and outstanding Ordinary Shares, representing [●]% of the total voting power.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total(4) (5)
Initial public offering price(1)	US$	[●]	US$	[●]
Underwriting discounts and commissions(2)	US$	[●]	US$	[●]
Proceeds to the Company before expenses(3)	US$	[●]	US$	[●]
Proceeds to the Selling Shareholder	US$	[●]	US$	[●]

(1) Initial public offering price per share is assumed to be US $[●].

(2) We have agreed to pay the underwriters a discount equal to (i) 4.75% of the gross proceeds of the offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 108.

(3) Excludes fees and expenses payable to the underwriters. The total amount of underwriters expenses related to this offering is set forth in the section entitled “Expenses Relating to This Offering” on page 112.

(4) Includes US$[●] gross proceeds from the sale of [●] Ordinary Shares offered by our Company and US$[●] gross proceeds from the sale of [●] Ordinary Shares offered by the Selling Shareholder.

If we complete this offering, net proceeds will be delivered to us and the Selling Shareholder on the closing date. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder.

The underwriters expect to deliver the Ordinary Shares to the purchasers against payment on or about [●], 2023.

You should not assume that the information contained in the registration statement of which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares being registered in the registration statement of which this prospectus is a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

SPARTAN CAPITAL SECURITIES, LLC

The date of this prospectus is [●], 2023.

2

Until ______, 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

ABOUT THIS PROSPECTUS

Neither we, the Selling Shareholder nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectus we have prepared. Neither we, the Selling Shareholder nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the Selling Shareholder nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

3

PRESENTATION OF FINANCIAL INFORMATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

For the purpose of undertaking a public offering of its Ordinary Shares, effective June 23, 2022, the Company engaged in a series of re-organizing transactions resulting in 6,562,499 Ordinary Shares issued to Top Elect Group Limited which have been retroactively restated to the beginning of the first period presented herein.

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made at HK$1.00 to US$0.1282, representing the mid-point reference rate set by Hong Kong Bank on March 31, 2022. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

4

MARKET AND INDUSTRY DATA

Certain market data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

●	our business and operating strategies and our various measures to implement such strategies;

●	our operations and business prospects, including development and capital expenditure plans for our existing business;

●	changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

●	our financial condition, results of operations and dividend policy;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	the regulatory environment and industry outlook in general;

●	future developments in the environmental, social and governance industry and actions of our competitors;

●	catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund those needs;

●	our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences; and

●	legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from the Frost & Sullivan Report and various other publications. Statistical data in these publications also include projections based on a number of assumptions. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

6

DEFINITIONS

“Amended Memorandum of Association” or “Amended Memorandum” means the amended and restated memorandum of association of our Company adopted on September 2, 2022, and as supplemented, amended or otherwise modified from time to time, a copy of which is filed as Exhibit 3.1 to our Registration Statement filed with the SEC on [●].

“Articles of Association” means the amended and restated articles of association of our Company adopted on September 2, 2022, as amended from time to time, a copy of which is filed as Exhibit 3.2 to our Registration Statement filed with the SEC on [●].

“Business Day” means a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI” means the British Virgin Islands.

“Company” or “our Company” means Roma Green Finance Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on April 11, 2022.

“Companies Act” means the Companies Act (2022 Revision) of the Cayman Islands.

“ESG” means environmental, social and governance.

“CAGR” means compounded annual growth rate.

“COVID-19” means the Coronavirus Disease 2019.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Frost & Sullivan” means Frost & Sullivan Limited, an Independent Third Party research and business consulting firm.

“GEM” means GEM board of the HKSE.

“GEM Listing Rules” means the Rules Governing the listing of securities on GEM.

‘‘Group,’’ ‘‘our Group,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“HKSE” means The Stock Exchange of Hong Kong Limited.

‘‘HK$’’ or ‘‘HKD’’ Hong Kong dollars(s), the lawful currency of Hong Kong.

“Hong Kong” means the Hong Kong Special Administrative Region of The Peoples’ Republic of China.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“KPI” means key performance indicator, a quantifiable measure of performance over time for a specific objective.

“Lucky Time” means Lucky Time Ventures Limited, a company incorporated in the BVI and is our direct wholly-owned subsidiary.

“Main Board Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

“Memorandum and Articles of Association” means the Amended Memorandum of Association and the Articles of Association.

“Mr. Cheng” means Mr. Cheng King Yip, our executive director and controlling shareholder.

“Next Master” means Next Master Investments Limited, a shareholder of the Company, wholly-owned by Mr. Zhang Yan.

“Operating Subsidiaries” means RRA and Roma (S) and each an “Operating Subsidiary.”

“Ordinary Share(s)” means the share(s) of the Company as defined in the Articles of Association.

“Pre-IPO Investors” means Next Master and Trade Expert.

“PRC” means The People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, but it should be noted that legal and operational risks associated with operating in The People’s Republic of China may also be applicable to Hong Kong.

“Roma (S)” or “Singapore Operating Subsidiary” means Roma Advisory Pte. Ltd., a company incorporated in Singapore on January 3, 2022, and wholly-owned by RRA.

“RRA”, “Roma Risk Advisory” or “Hong Kong Operating Subsidiary” means Roma Risk Advisory Limited, a company incorporated in Hong Kong on August 2, 2018 and an indirect wholly-owned subsidiary of our Company.

“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Selling Shareholder” means Top Elect, a pre-existing shareholder of the Company that is selling [●] of its Ordinary Shares in the offering pursuant to this prospectus.

“Singapore” means Republic of Singapore.

“Top Elect” means Top Elect Group Limited, a controlling shareholder of our Company holding 60% of our issued share capital on listing of the Ordinary Shares on Nasdaq and is wholly-owned by Mr. Cheng.

“Track Record Period” means the two financial years ended March 31, 2021 and March 31, 2022.

“Trade Expert” means Trade Expert Holdings Limited, a shareholder of the Company, wholly-owned by Ms. Lana Yaneza.

“US$” or “USD” means United States dollar(s), the lawful currency of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Unless otherwise stated, all references to “us,” “our,” “we,” the “Company,” and similar designations refer to Roma Green Finance Limited, a Cayman Islands exempted company limited by shares.

Our Mission

Our mission is to provide to our clients a one-stop destination for high-quality and holistic sustainability and climate change related consulting services to support a more sustainable, balanced and inclusive future for our clients’ organizations and the world.

Overview

The following chart sets forth our corporate structure as of the date of this prospectus.

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Purchasers in this offering are buying shares of the Cayman Islands company whereas all of our operations are conducted through our Operating Subsidiaries. At no time will the Company’s shareholders directly own shares of the Operating Subsidiaries.

Business of our Operating Subsidiary

Our Operating Subsidiaries are principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. Our service offering mainly comprise the following:

Sustainability Program Development: We support our clients’ sustainable corporate growth and help them to integrate sustainability-related strategies across their organization and compile a comprehensive sustainability program. Certain clients may also outsource certain aspects of their sustainability program to us for consultation and planning.

ESG Reporting: We help clients to build their ESG profile and support their ESG reporting in compliance with the applicable prevalent ESG-related standard and reporting framework in Hong Kong and Singapore. Certain clients may also utilize their ESG reports to support their green and/or sustainable financing arrangements.

Corporate Governance and Risk Management: We deliver value-adding services to support clients in managing and enhancing their corporate governance, enterprise risk management, compliance and internal audit activities.

Climate Change Strategies and Solutions: We provide guidance and support to clients in building climate strategies which align with their climate goals and targets. We also explore opportunities to promote green and sustainable finance development by incorporating climate related risk assessment in advisory services for corporations in the financial industry.

Environmental Audit: – We provide on-site investigations on agreed upon scope with clients to meet clients’ needs on fulfilling specific environmental requirements and standards. Our team conducts assessment and audit to identify any material environmental risks and suggest mitigating actions to clients.

ESG Rating Support and Shareholder Communication: We help clients to review and improve their ESG / sustainability ratings with Bloomberg and other rating agencies.

Education and Training: We deliver trainings, workshops, discussion forums on ESG and green and sustainable finance topics. Our team of experts also design customizable training programs across various ESG and/or sustainability objectives that are tailored to individual client’s needs and enhance their ESG skills.

Competitive Advantages

We believe the following competitive strengths differentiate us from our competitors:

●	we are a comprehensive ESG / sustainability services provider;
●	we have a strong client base and experience, notwithstanding our short operating history; and
●	we have an experienced management team and highly trained workforce that allow us to provide efficient and effective services to our clients.

Our strategy

Our principal objective is to sustain a continuous growth in our business and strengthen our market position in the environmental, social and governance industry in Hong Kong, Singapore and elsewhere with the following strategies:

●	continuing to increase our market penetration in Hong Kong and Singapore;
●	expanding our worldwide footprint in particular the US;
●	recruiting and retaining professionals; and
●	pursing strategic acquisitions.

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Risks and Challenges

Investing in our Ordinary Shares involves risks. You should carefully consider the risks set out in the section headed “Risk Factors” beginning on page 18 of this prospectus before making a decision to purchase Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, and you may lose all or part of your investment.

A summary of these risks include but are not limited to the following:

●	Our revenues, operating income and cash flows are likely to fluctuate. - (See “Risk Factors—Risks Related to our Business and Industry - Our revenues, operating income and cash flows are likely to fluctuate.” on page 18);
●	We incurred net losses for the year ended March 31, 2022 and net income for the year ended March 31, 2021 respectively and may be unable to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. - (See “Risk Factors—Risks Related to our Business and Industry - We incurred net losses for the year ended March 31, 2022 and net income for the year ended March 31, 2021 respectively and may be unable to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.” on page 18);
●	We rely on our management team and other key personnel in operating our business. - (See “Risk Factors—Risks Related to our Business and Industry – “We rely on our management team and other key personnel in operating our business” on page 19);
●	Our revenues are unpredictable due to the nature of our business. - (See “Risk Factors—Risks Related to our Business and Industry - Our revenues are unpredictable due to the nature of our business” on page 19);
●	We have a limited operating history and its future revenue and profits are subject to uncertainties. - (See “Risk Factors—Risks Related to our Business and Industry - We have a limited operating history and its future revenue and profits are subject to uncertainties.” on page 19);
●	We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries. - (See “Risk Factors—Risks Related to our Business and Industry - We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries” on page 19);
●	Possible adverse impact on our business as a result of a loss of business reputation or negative publicity due to, among others, substandard quality of work or reports. - (See “Risk Factors—Risks Related to our Business and Industry - Possible adverse impact on our business as a result of a loss of business reputation or negative publicity due to, among others, substandard quality of work or reports” on page 20);
●	In general, we do not enter into long-term contracts with its clients, which may expose us to potential uncertainty with respect to its revenue from time to time. - (See “Risk Factors—Risks Related to our Business and Industry - In general, we do not enter into long-term contracts with its clients, which may expose us to potential uncertainty with respect to its revenue from time to time” on page 20);
●	We are subject to potential exposure to professional liabilities. - (See “Risk Factors—Risks Related to our Business and Industry - We are subject to potential exposure to professional liabilities” on page 20);
●	We may be adversely affected by the losses or liabilities arising from misstatement or leakage of confidential information handled by us. - (See “Risk Factors—Risks Related to our Business and Industry - We may be adversely affected by the losses or liabilities arising from misstatement or leakage of confidential information handled by us.” on page 21);
●	Our business may face risks of clients’ default on payment. - (See “Risk Factors—Risks Related to our Business and Industry - Our business may face risks of clients’ default on payment” on page 21);
●	We may be inadequately insured against losses and liabilities arising from its operations. - (See “Risk Factors—Risks Related to our Business and Industry - We may be inadequately insured against losses and liabilities arising from its operations.” on page 21);
●	We may be exposed to risks in relation to compliance standards. - (See “Risk Factors—Risks Related to our Business and Industry - We may be exposed to risks in relation to compliance standards.” on page 21);
●	We may be exposed to risks relating to our computer hardware system and data storage. - (See “Risk Factors—Risks Related to our Business and Industry - We may be exposed to risks relating to our computer hardware system and data storage” on page 22);
●	Our Group’s business may be adversely affected by the downturn of Hong Kong’s economy or stock market owing to unforeseen circumstances. - (See “Risk Factors—Risks Related to our Business and Industry - Our Group’s business may be adversely affected by the downturn of Hong Kong’s economy or stock market owing to unforeseen circumstances” on page 22);
●	We may be adversely affected by changes in the laws and regulations governing our customers and the stock exchanges in which they are listed. - (See “Risk Factors—Risks Related to our Business and Industry - We may be adversely affected by changes in the laws and regulations governing our customers and the stock exchanges in which they are listed” on page 22);
●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected. - (See “Risk Factors—Risks Related to our Business and Industry - If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.” on page 22);
●	Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19. - (See “Risk Factors—Risks Related to our Business and Industry - Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.” on page 23);
●	A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong Operating Subsidiary’s business and financial condition. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong Operating Subsidiary’s business and financial condition.” on page 24);
●	Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the Ordinary Shares. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the Ordinary Shares” on page 24);

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●	Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably” on page 25);
●	There are political risks associated with conducting business in Hong Kong. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - There are political risks associated with conducting business in Hong Kong.” on page 25);
●	Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong and other markets where the majority of our Operating Subsidiary’s customers reside. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in Hong Kong and other markets where the majority of our Operating Subsidiary’s customers reside” on page 26);
●	The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material and adverse effect on the business. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business” on page 26);
●	The PCAOB’s HFCAA Determination report that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors. (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - The PCAOB’s Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors” on page 26);
●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries. (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries.” on page 28);
●	We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. - (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 28);
●	The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to RRA.- (See “Risk Factors—Risks Relating to Doing Business in Hong Kong - The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to RRA” on page 30);
●	An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly” on page 30);
●	We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.” on page 30);
●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors” on page 31);

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●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.” on page 31);
●	The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.” on page 31);
●	Short selling may drive down the market price of our Ordinary Shares. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - Short selling may drive down the market price of our Ordinary Shares.” on page 32);
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.” on page 32);
●	Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 32);
●	You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price” on page 33);
●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences” on page 33);
●	Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.” on page 33);
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.” on page 34);
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” on page 35);
●	Certain judgments obtained against us by our shareholders may not be enforceable. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - Certain judgments obtained against us by our shareholders may not be enforceable.” on page 35);
●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 36);
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. - (See “Risk Factors—Risks Relating to Our Securities and this Offering – We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.” on page 36);
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.” on page 36);
●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.” on page 37); and
●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation. - (See “Risk Factors—Risks Relating to Our Securities and this Offering - The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.” on page 37).

Holding Foreign Companies Accountable Act

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibitions described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

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Our auditor, KCCW CPA, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess KCCW CPA ‘s compliance with applicable professional standards. KCCW CPA is headquartered in Los Angeles California and has been inspected by the PCAOB on a regular basis, with the last inspection in 2022. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risk Factors — Risks Relating to Securities and this Offering — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.” Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act, if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years, or two years if the U.S. House of Representatives passes the bill discussed above and such bill is signed into law, reducing the number of years from three to two. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 37. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

Implications of Being a Holding Company

As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. As of the date of this prospectus, our Operating Subsidiaries do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. We are permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong and Singapore through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of their place of incorporation to provide funding to us through dividend distribution without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See “Risk Factors – Risk Related to Doing Business in Hong Kong - The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business” on page 26.

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity that is applying to trade on the Nasdaq Capital Market in the United States is Roma Green Finance Limited, a Cayman Islands company. See “Our Business — History of the Company” and “Our Business — Corporate Structure” for additional details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of Hong Kong, the BVI and the Cayman Islands. After investors’ funds enter Roma Green Finance Limited, the funds can be directly transferred to Lucky Time. Lucky Time can then transfer the funds to RRA. RRA can then transfer the funds to Roma (S).

If the Company intends to distribute dividends, Roma (S) will transfer the dividends to RRA in accordance with the laws of Singapore. RRA will transfer the funds to Lucky Time in accordance with the laws and regulations of Hong Kong. Lucky Time will transfer the funds to the Company in accordance with the laws of the BVI. The Company will then transfer the dividends to all of its shareholders respectively in proportion to the Ordinary Shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

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3. Neither the Company nor any of its Operating Subsidiaries or Subsidiaries have paid dividends or made distributions to U.S. investors. No funds have been transferred by any of the holding companies to their respective Operating Subsidiaries or Subsidiaries for the fiscal years ended March 31, 2021, March 31, 2022 and through the date of this prospectus, to fund their business operations. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Operating Subsidiaries or Subsidiaries via capital contribution or shareholder loans, as the case may be.

4. Our Hong Kong Operating Subsidiary’s ability to distribute dividends is based upon their distributable earnings. The Companies Ordinance of Hong Kong permits our Hong Kong Operating Subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with applicable accounting standards and regulations.

As of the date of this prospectus, the Company and the Operating Subsidiaries have not distributed any earnings, nor do they have any plan to distribute earnings in the foreseeable future. As of the date of this prospectus, none of the Operating Subsidiaries have made any dividends or distributions to the Company and the Company has not made any dividends or distributions to the Company’s shareholders or U.S. investors. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future.

Recent Regulatory Development in the PRC

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on certain activities in the securities market, enhancing supervision over Chinese-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over Chinese-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China, (ii) such processing is to analyze or evaluate the behavior of natural persons within China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, replacing the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must undergo a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

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The PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. However, since these statements and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement are unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital market activities, or future changes in this regulatory regime. We cannot be certain that the competent PRC authority will not take a view that is contrary to ours.

Our principal operating subsidiary in Hong Kong, RRA, may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with their business and operations and for “Know Your Customers” purposes (to combat money laundering). Given that: (i) RRA is incorporated in Hong Kong and is located in Hong Kong, (ii) we have no subsidiary, VIE structure or any direct operations in mainland China, and (iii) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations to have an impact on our business, operations or this offering, as we do not believe that RRA would be deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States, because (i) RRA was incorporated in Hong Kong and operate in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, RRA has in aggregate collected and stored personal information of less than one million users; (iii) all of the data RRA has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, RRA has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

Moreover, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of RRA, its abilities to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to RRA, if RRA is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to RRA, the business operation of RRA and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and RRA becomes subject to the CAC or CSRC review, we cannot assure you that RRA will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. RRA may be required to incur substantial costs and expenses in order to ensure compliance with the rules and regulations of the CAC or CSRC reviews. If RRA fails to receive or maintain such permissions or if the required approvals are denied, RRA may be required to cease its business operations until such permissions or approvals are obtained and may, if it continues to operate without such permissions or approvals, become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. For further information, see “Risk Factors – Risks Related to Our Securities and This Offering.”

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our Hong Kong Operating Subsidiary’s business, it may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our Hong Kong Operating Subsidiary’s operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline in value or become worthless.

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As of the date of this prospectus, in the opinion of our Hong Kong legal counsel, Robertsons, we are not required to obtain permissions from any Hong Kong authorities to issue our Ordinary Shares to foreign investors; and in the opinion of our PRC legal counsel, we are not subject to permission requirements from the PRC authorities, including the CSRC and the CAC to approve the operations of our Hong Kong Operating Subsidiary and offer our securities being registered to foreign investors. We have obtained our business registration certificate from the Business Registration Office of the Inland Revenue Department in Hong Kong.. We have not received or been denied such permissions by any PRC authorities. In the opinion of our Hong Kong and PRC counsel, we are also currently not required to obtain any pre-approval from Chinese authorities (including those in Hong Kong) to list on a U.S. stock exchange, including the NASDAQ. Given the current PRC regulatory environment, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. Because we do not conduct operating activities in the PRC, as of the date of this prospectus, we do not believe that we are required to seek approval from the CSRC, CAC or any other governmental agency to offer the Ordinary Shares for sale in the offering herein. In the event that we inadvertently conclude that such permissions or approvals from the PRC or Hong Kong authorities are not required, or in the event that applicable laws, regulations or interpretations change, we may be required to obtain such permissions or approvals in the future. Further, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors. Further, if we were required to obtain additional approvals to conduct our Operating Subsidiaries operations and if we failed to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiaries may be required to cease their business operations until such permissions or approvals are obtained and may, if they continue to operate without such permissions or approvals, become subject to fines and other penalties which may have a material adverse effect on our Operating Subsidiaries’ business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting. See “Risk Factors – Risks Related to Doing Business in Hong Kong – We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 28 of this prospectus.

Corporate Information

We were incorporated in the Cayman Islands on April 11, 2022. Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our principal executive office is at Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong. Our telephone number at this location is +852 2529 6878. Our principal website address is www.romaesg.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Implications of Being a “Controlled Company”

Upon completion of this offering, Top Elect, our controlling shareholder, will be the beneficial owner of an aggregate of 4,842,175 Ordinary Shares, which will represent [●]% of the then total issued and outstanding Ordinary Shares. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements of the Nasdaq Markets.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the prior March 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

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Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Markets. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq Markets, such that a majority of the directors on our Board of Directors are not required to be independent directors, our audit committee is not required to have a minimum of three members and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors.

The Offering

Offering Price	The initial public offering price will be US$[●] per Ordinary Share.

Ordinary Shares offered by us	[●] Ordinary Shares

Ordinary Shares offered by the Selling Shareholder	[●] Ordinary Shares

Ordinary Shares issued and outstanding immediately after this offering	[●] Ordinary Shares

Use of proceeds

We currently intend to use the net proceeds from this offering to (i) strengthen and expand our green and sustainable finance and climate risk advisory business in Hong Kong and Singapore and to expand market presence in other international markets; (ii) to enhance our industry positioning and strengthen our business development; (iii) to strengthen our operational efficiency; (iv) for strategic acquisition; (v) for establishing a formal ESG academy, and (vi) for working capital and other general corporate purposes. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder.

Dividend policy	We do not intend to pay any dividends on our Ordinary Shares for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Lock-up	We, each of our directors and executive officers and our principal shareholders, except for the Selling Shareholder pursuant to its participation in this offering, have agreed, subject to certain exceptions, for a period of [9] months after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares. See “Shares Eligible for Future Sale” and “Underwriting—Lock-Up Agreements.”

Risk factors	Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Listing	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market.

Proposed trading symbol	[●]

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RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our revenues, operating income and cash flows are likely to fluctuate.

We experienced fluctuations in our revenues and cost structure and the resulting operating income and cash flows during the two years ended March 31, 2022 and the six month period ended September 30, 2022. We may experience fluctuations in our financial results for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) increase in labor costs; (iv) the geographic locations of our clients or the locations where services are rendered; (v) fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) changes in the frequency and complexity of government and/or regulatory body activities; (vii) fee adjustments upon the renewal of expired or extended service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (viii) economic factors beyond our control.

We incurred net losses for the six month period ended September 30, 2022, the year ended March 31, 2022 and net income for the year ended March 31, 2021 respectively and may be unable to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We incurred net losses of HK$692,392(US$88,773), HK$1,022,362 (US$131,073) and net income of HK$12,282 (US$1,576) for the six month period ended September 30, 2022, and the years ended March 31, 2022 and 2021, respectively. We had net cash used in operating activities of HK$370,108 (US$47,448) and generated cash flows from operating activities of HK$96,883 (US$12,420) and HK$34,363 (US$4,405) during the six month period ended September 30, 2022 and the years ended March 31, 2022 and 2021, respectively. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the future, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Our accounts receivable are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed between both parties. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may be unable to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease. In the event that the Company requires additional funding to finance its operations, the Company’s controlling shareholder has indicated his intent and ability to provide reasonable financial support, however, there is no assurance such funding will be available when the Company needs it in the future.

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We rely on our management team and other key personnel in operating our business.

Our success relies, to a significant extent, on the experience and knowledge of our professional staff and senior management. Cheng King Yip, Luk Huen Ling Claire and Koh Chuan Yong will have primary responsibility for overseeing the operations of our Group. If Cheng King Yip, Luk Huen Ling Claire or Koh Chuan Yong were no longer serving as executive officers of the Company for whatever reason, the Group’s operations and financial performance could be adversely affected. We do not carry key person life insurance on Cheng King Yip, Luk Huen Ling Claire or Koh Chuan Yong. Further, there can be no assurances that other staff and executive management will not leave our Company, not can we prevent them from establishing businesses in competition with our Group. It may be costly and time-consuming to find suitable replacements for our Group’s key personnel, particularly experienced in the ESG industry and internal control advisory as suitable candidates are scarce in the market. The loss of the services of one or more members of our Group’s key personnel due to their departure or other reasons, if our Group fails to replace any vacancy by recruiting new competent personnel with relevant experience and knowledge in the market, and/or employees leaving and setting up business in competition with our Group could adversely and significantly affect our Group’s operation and financial position.

Our revenues are unpredictable due to the nature of our business.

Our Group’s revenue is generated from the provision of services on a project-by-project basis and is subject to the size of the project and the scope of services rendered. In addition, terms and conditions of each mandate including its payment schedule are generally negotiated and determined at arm’s length with our Group’s clients on a project-by-project basis.

Given that our revenue is non-recurring in nature, our revenue and profitability are unpredictable. In addition, in respect of any mandate that has been or will be signed by our Group, there is also no assurance that the project will be completed pursuant to the terms and conditions of such mandate. If a project cannot be completed after a substantial amount of time and effort having been spent by our Group, or if our Group is unable to secure mandates with adequate costs coverage commensurate with the work to be done by us, our revenue and profitability will be adversely affected.

We have a limited operating history and its future revenue and profits are subject to uncertainties.

RRA was incorporated with limited liability in Hong Kong on August 2, 2018 and Roma (S) was incorporated as a limited company in Singapore on January 3, 2022. As of the date of the date of this prospectus, Roma (S) has not yet generated any material business profits. Our Group has a relatively short operating history upon which an evaluation of its prospects and profitability can be based. Such prospects and profitability must be considered in light of the risks, uncertainties, expenses and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to (i) develop and maintain a wide range of environmental, social and governance services for its clients; (ii) increase market acceptance of our services; and (iii) compete with other services providers which provide same or similar services to that of our Group. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong and Singapore.

We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries.

As part of our business strategies and future plans, we intend to expand our Operating Subsidiaries operations. While we have planned such expansion based on our outlook regarding our Operating Subsidiaries business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Operating Subsidiaries services and business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their services by existing and new customers in the future.

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Further, the implementation of our business strategies and future plans for our Operating Subsidiaries business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Operating Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Operating Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

Possible adverse impact on our business as a result of a loss of business reputation or negative publicity due to, among others, substandard quality of work or reports.

As a professional services firm, our ability to secure new projects depends heavily upon its reputation and the reputation of its professional team. Negative publicity associated with our Group or our professional team, including failure to meet clients’ expectations or misconduct by our professional team, could result in loss of clients or increased difficulty in soliciting new clients and projects. In the event that, (i) any client or authority is not satisfied with the quality of work or reports prepared by us; (ii) there is any delay in completing the transactions because of the substandard quality of work performed by us; (iii) any party raises any complaints regarding the quality of our work or reports; or (iv) any authority or regulator rejecting the work performed or reports prepared by us which comes to the attention of the public and/or its existing and/or potential clients, the business reputation and branding of our Group may be adversely affected. Similarly, referral by our Group’s former or current clients is one of the sources of business for our Group. If any client has doubts on our quality of work or that of our professional team, such could impair our ability to secure new clients and projects through referral, which will result in an adverse effect on our business, growth prospects and results of operations and/or financial condition.

In general, we do not enter into long-term contracts with its clients, which may expose us to potential uncertainty with respect to its revenue from time to time.

During the six month period ended September 30, 2022 and the two years ended March 31, 2022 and 2021, our revenue was derived mainly from companies listed on the HKSE. Most of the clients engage us to perform various non-recurring environmental, social and governance services in accordance with their respective business development plans and corporate activities and compliance requirements. Management believes that it is a market practice that these companies tend not to enter into any long-term agreement or commitment with any such service providers. There is no assurance that our clients will continue retaining us to provide environmental, social and governance services in the future. Should our Group fail to be awarded new projects in the future, our operations and results would be adversely affected.

We are subject to potential exposure to professional liabilities.

Our environmental, social and governance services normally involve providing professional advice and professional reports to our clients. A client, who relies on our professional advice and professional reports, suffers loss as a result of us having been negligent in providing such services, could claim compensation from us. Management considers that the main business risk associated with environmental, social and governance services is the possible claims or lawsuits arising from professional negligence, misconduct and fraudulent acts. During the six month period ended September 30, 2022 and the years ended March 31, 2022 and 2021, it was a common term in all of our mandates with clients that our liability in connection with services to be provided would be limited to the amount of fees received by us under the relevant mandates.

Internal control measures have been adopted by us to mitigate the risk arising from professional negligence, misconduct and fraudulent acts caused by our employees and to ensure that all projects are performed with up-to-standard quality in accordance with the relevant standards, for the purpose of limiting its exposure to professional liability. In spite of the internal control measures adopted by us, there is no assurance that these measures can completely eliminate professional negligence, misconduct and/or fraudulent acts caused by our employees. If we experience any event of professional negligence, misconduct and/or fraudulent acts, we could be exposed to liabilities, such as claims and/or lawsuits. It may also have an adverse impact on our financial position and reputation. Since its establishment and up to [●] 2023, we have not been subject to nor received any claims resulting from services provided to its clients.

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We may be adversely affected by the losses or liabilities arising from misstatement or leakage of confidential information handled by us.

From time to time, we handle important and price-sensitive information for both listed companies and private entities in providing services to its clients. We required all of our employees to comply with our control procedures to protect the confidentiality of its client’s information. However, there is no assurance that the procedures can completely eliminate mis-statement or leakage of its clients’ confidential information. If we experience any mis-statement or leakage of confidential information of its clients, we could be exposed to liabilities, such as complaints and/or claims, which may have an adverse impact on our financial position and reputation.

Our business may face risks of clients’ default on payment.

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by the COVID-19 pandemic. Such clients may have insufficient funds to continue operations or to pay for our services.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults. The collection rate was over 90% and approximately HK$0.1 million was written-off historically.

We may be inadequately insured against losses and liabilities arising from its operations.

We are not subject to any professional insurance requirement under the existing regulatory environment. Management believes that it is an industry norm or a common practice for local service providers such as ourselves in Hong Kong not to take out insurance coverage for potential liability arising from professional negligence, fraud or employee misconduct. In the event that there is any claim against us for damages that is not covered by our business insurance, we will consider making relevant provision for the contingent liabilities in its financial statements.

Any claims relating to professional negligence, misconduct and/or fraudulent act may lead to legal and/or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Any imposition of liability on us or any substantial claim against us for professional negligence, misconduct and fraudulent acts may adversely affect our business and financial position.

We may be exposed to risks in relation to compliance standards.

Certain types of reports which we prepare are used by our clients for the purpose of their compliance with regulations and/or requirements under the Main Board Listing Rules, the GEM Listing Rules and/or internationally recognized codes and/or standards. Compliance standards in relation to regulations and/or requirements may also change from time to time. New regulations and/or requirements and/or changes in the interpretation of existing regulations or requirements may escalate the compliance costs for us or limit our ability to provide these services such that our profitability in the provisions of advisory services may be affected. Any failure to comply with the regulations and/or requirements may also result in failure to issue reports and thereby affect our financial performance.

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We may be exposed to risks relating to our computer hardware system and data storage.

We have maintained a 24-hour standby information technology support for its computer hardware and data storage. The data center and the computer server of our Group are currently located at our premises with restricted access to authorized persons such as senior management and/or the information technology supporting staff. However, there is no assurance that we have sufficient ability to protect the computer hardware and data storage from all possible damage including but not limited to acts of nature, telecommunications breakdown, electricity failure or similar unexpected events. We neither maintain any off-site computer hardware center and servers nor have any facilities to back up all the data in the event of physical breakdown and damage of all these computer hardware and data. We do not take out any insurance to protect us from all the associated risks. As such, any damage to our computer hardware and data will cause business interruption to our Group and thus will directly and adversely affect the operating performance of our Group.

Our network computer system is vulnerable to the attack of computer virus, worms, trojan horses, hackers or other similar computer network disruptive problems. Any failure in safeguarding the computer network system from these disruptive problems will cause the breakdown of the computer network system and leakage of confidential information of our Group and our clients. Although we have installed computer antivirus software and a network router to protect the network system and has been relying on third party authentication technology to facilitate the transmission of confidential information, there is no assurance that our computer network system is absolutely secured. Any failure in the protection of computer network system from external threat may cause disruption of our operation and may damage our reputation for any breach of confidentiality to our clients and in turn may indirectly adversely affect our business operation and performance. During the six month period ended September 30, 2022 and the years ended March 31, 2022 and 2021, we did not experience any breakdown in its computer network system or breach of confidentiality.

Our Group’s business may be adversely affected by the downturn of Hong Kong’s economy or stock market owing to unforeseen circumstances.

Since nearly all of our revenue is derived from Hong Kong, our business and results of operations are affected by the overall performance of the Hong Kong economy which is influenced by factors including, inter alia, local and international economic and political conditions, general market sentiment, changes in the regulatory environment and fluctuations in interest rates. Unforeseen circumstances such as economic downturn or natural disaster which are beyond our control may affect its business. Likewise, any prolonged downturn in the stock market may lead to a reduction in mergers and acquisitions, initial public offerings and/or other corporate activities, which may adversely affect the volume of our business and profitability. Any such unforeseen circumstances may adversely affect the operations and financial performance of our Group in a material respect.

We may be adversely affected by changes in the laws and regulations governing our customers and the stock exchanges in which they are listed.

During the Track Record Period, a majority of our clients are companies listed on HKSE, which are subject to all the applicable laws and regulations, including but not limited to, the Main Board Listing Rules and the GEM Listing Rules.

Should the Main Board Listing Rules and/or the GEM Listing Rules and/or any other regulations regarding disclosure and/or compliance relating to environmental, social and governance be amended in such a way that the scope of work or extent of disclosures regarding environmental, social and governance change materially or our services are greatly reduced, the volume of our business and profitability may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel. Furthermore, prior to this offering, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

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Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our Operating Subsidiaries’ operations, and the operations of their customers. If the development of the COVID-19 outbreak becomes more severe or new and more deadly variants occur resulting in more stringent regulatory measures being taken, such as complete lockdowns, our Operating Subsidiaries may be forced to close down their businesses after any prolonged disruptions to their operations, and our Operating Subsidiaries may experience a termination of certain of its contracts by its customers. In such event, our Operating Subsidiaries’ operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, if any of our Operating Subsidiaries’ employees are suspected of having contracted COVID-19, some or all of such employees may be quarantined and our Operating Subsidiaries will be required to disinfect their workplaces. In the event our Operating Subsidiaries’ employees are placed under quarantine orders, our Operating Subsidiaries may face a shortage of labor and its operations may be severely disrupted. Our Operating Subsidiaries’ revenue may also be materially affected if the COVID-19 outbreak or new outbreaks continue to materially affect the overall economic and market conditions in Hong Kong as the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our Operating Subsidiaries’ business and operations. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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Risks Relating to Doing Business in Hong Kong

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong Operating Subsidiary’s business and financial condition.

Our Hong Kong Operating Subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong Operating Subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong Operating Subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the Ordinary Shares.

Our operations are primarily located in Hong Kong and some of our clients are PRC companies that have shareholders or directors that are PRC individuals and some of our clients are Hong Kong listed entities that have shareholders or directors that are PRC individuals. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

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The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong Operating Subsidiary’s operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong Operating Subsidiary’s cost of operations.

The Chinese government may intervene or influence our Hong Kong Operating Subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Hong Kong Operating Subsidiary’s operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong Operating Subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

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Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in markets where the majority of our Operating Subsidiary’s customers reside.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on our Operating Subsidiaries and their customers, our Operating Subsidiaries’ service providers and their other partners. International trade disputes could result in tariffs and other protectionist measures, which may materially and adversely affect our Operating Subsidiaries’ business.

Political uncertainty, such as the recent invasion by Russia in Ukraine, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Operating Subsidiaries’ business. Our Operating Subsidiary’s may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our Operating Subsidiaries’ markets, its business, or results of operations, as well as the financial condition of its customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.

The PCAOB determinations provides that if the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCA Act, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. In the event the HFCA Act is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act, Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

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On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

Our auditor, KCCW CPA, the independent registered public accounting firm that issued the audit report included in this prospectus, is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in 2022. KCCW CPA’s office is located in Los Angeles, California. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended March 31, 2021 and 2022, including through the date of this prospectus, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. Under the SOP Agreements the PCAOB shall have independent discretion to select any firms for inspection or investigation and has the unfettered ability to retain any information as needed. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

If we change auditors and they are subsequently located in China or Hong Kong and the PCAOB is unable to inspect or investigate completely our auditor, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

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The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

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On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

RRA may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).

These statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of RRA, its abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to RRA, if RRA is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to RRA, the business operations of RRA and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If RRA becomes subject to the CAC or CSRC review, we cannot assure you that RRA will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, RRA may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to RRA. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting.

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The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to RRA.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, result in uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Risks Related to Our Securities and This Offering

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the representative of the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq Capital Market concurrently with this offering. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

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The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have 6,646,122 issued and Ordinary Shares outstanding. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders, other than the Pre-IPO Investors, may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There will be [●] Ordinary Shares issued and outstanding immediately after this offering. In connection with this offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares until 9 months after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

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Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per Ordinary Share. As a result, you will experience immediate and substantial dilution of US$[●] per share, representing the difference between our as adjusted net tangible book value per share of US$[●] per share as of March 31, 2022, after giving effect to the net proceeds to us from this offering, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus and an assumed public offering price of US$[●] per share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

Our Pre-IPO Investors have purchased their shares at a price less than the purchase price of the shares in this offering and will be able to sell their shares after completion of this offering subject to restrictions under the lock-up requirement.

Our Pre-IPO Investors have purchased their Ordinary Shares at an average price of approximately US$2.00 per share, which is substantially lower than the public offering price of US$[●] per share in this offering. The Ordinary Shares issued to the Pre-IPO Investors are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Pre-IPO Investors the opportunity to sell those Ordinary Shares. The Pre-IPO Investors are not subject to any lock-up or leakage agreements and have the right to sell the shares being registered at any time. The sale of a significant amount of the Ordinary Shares by the Pre-IPO Investors in the open market, or the perception that these sales may occur, could cause the trading price of our Ordinary Shares to decline or become highly volatile. Further, because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their Pre-IPO shares, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following completion of the offering, to the detriment of participants in this offering.

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You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We currently intend to use the net proceeds from this offering to (i) strengthen and expand our green and sustainable finance and climate risk advisory business in Hong Kong and Singapore and to expand market presence in other international markets; (ii) to enhance our industry positioning and strengthen our business development; (iii) to strengthen our operational efficiency; (iv) for strategic acquisition; (v) for establishing a formal ESG academy, and (vi) for working capital and other general corporate purposes. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder. There can be no assurance we will use the proceeds from this offering for the purposes set forth above or that the use of proceeds will product income or increase the price of our Ordinary Shares.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our affiliated entity as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Cheng, an executive Director and chief executive officer, indirectly through Top Elect beneficially owns 90.5% of our issued and outstanding Ordinary Shares. Upon the completion of this offering, Mr. Cheng will, through Top Elect, beneficially own 51.0% of our then issued and outstanding Ordinary Shares.

Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

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As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on the Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this prospectus is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Certain Cayman Islands Company Considerations — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Further, Cheng King Yip, our Chief Executive Officer also serves a member of our board of directors. Substantially all of the assets of these persons are located outside the United States and primarily in Hong Kong, where each of our directors are located. Robertsons, our counsel as to Hong Kong law, is in the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on [●]. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and Principal Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

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On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the Senate passed the Accelerated Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. In the event the HFCA Act is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

As more stringent criteria may be imposed, including the HFCA Act, which became law in December 2020, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. The PCAOB issued the Determination report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

The HFCA Act prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. However, there can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

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ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our Operating Subsidiaries’ current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our Operating Subsidiaries’ operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, New York 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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Hong Kong

Robertsons, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (a) the judgment is in personam; (b) the judgment is in the nature of a monetary award; (c) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (d) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgement at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Board is comprised of five directors, all executive directors are located in Hong Kong. The five directors are Cheng King Yip, Luk Huen Ling Claire, Cheng Yu Pei, Tsang Ho Yin and Wong Kai Hing. Further, Cheng King Yip, a member of our board of directors is also our Chief Executive Officer.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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USE OF PROCEEDS

We expect to receive approximately US$[●] of net proceeds from this offering after deducting underwriting discounts and commissions of US$[●] and estimated offering expenses of approximately US$[●] payable by us. We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholder.

We currently intend to use:

(i)	30% or approximately US$[●] for strengthening and expanding our green and sustainable finance and climate risk advisory business in Hong Kong and Singapore and expanding market presence in other international markets;
We intend to (i) strengthen our green and sustainable finance and climate risk advisory business by recruiting additional experienced professional staff to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide our services; and (ii) maintain and/or enhance the remuneration package of our existing team to retain talents and professionals for our business in Hong Kong and Singapore.
We plan to collaborate with suitable business partners, including but not limited to professional firms and agencies as well as licensed financial institutions to expand our market shares and service offering. We also intend to develop a formal ESG academy to provide training, workshop and gaming services to enhance ESG awareness of professionals and general public including students.
(ii)	20% or approximately US$[●] for enhancing our industry position and strengthening business development;
We aim to further escalate our position in the industry by enhancing marketing and public relationship activities such as hosting seminars, trainings, workshops and symposiums among industry players and potential clients as well as business partners, in Hong Kong, China, Singapore, the US and other international markets. We also intend to further strengthen our business development by recruiting professionals, partnering with different professional firms and conducting marketing and promotional events.
(iii)	10% or approximately US$[●] for strengthening operational efficiency by improving our operational and quality assurance process as well as adopting technological development on both software and hardware;
(iv)	10% or approximately US$[●] for strategic acquisition to expand our market share and/or service offering;
(v)	20% or approximately US$[●] million for working capital and other general corporate purposes; and
(vi)	10% or approximately US$[●] to establish a formal ESG academy.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect (i) the above; and (ii) the issuance and sale of [●] Ordinary Shares by us in this offering at an initial public offering price of US$ [●] per Ordinary Share, after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of
September 30, 2022
Shareholders’ Equity	Actual		Pro Forma		Pro Forma As adjusted

Ordinary Shares, par value US$0.001 per share, 50,000,000 Ordinary Shares authorized, 1 Ordinary Share issued and outstanding on an actual basis, 6,646,122 Ordinary Shares issued and outstanding on a pro forma basis and [●] Ordinary Shares outstanding on a pro forma as adjusted basis (assuming [●] new Ordinary Shares to be issued in this offering (excluding the Shares to be sold by the Selling Shareholder)	US$	[●]	US$	[●]	US$	[●]
Share subscription receivables		[●]		[●]		[●]
Additional paid-in capital		[●]		[●]		[●]
Statutory reserves		[●]		[●]		[●]
Retained earnings		[●]		[●]		[●]
Accumulated other comprehensive loss		[●]		[●]		[●]
Total Shareholders’ Equity		[●]		[●]		[●]
Total Capitalization	US$	[●]	US$	[●]	US$	[●]

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DIVIDENDS AND DIVIDEND POLICY

Neither we nor our Operating Subsidiaries paid any dividend for the six month period ended September 30, 2022 or the years ended March 31, 2022 and 2021.

We have adopted a dividend policy, according to which our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our Operating Subsidiaries that would affect the payment or remittance of dividends. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiary incorporated in Hong Kong or Singapore through loans or capital contributions. Our Hong Kong Operating Subsidiary is permitted under the respective laws of Hong Kong to provide funding to us through dividend distribution without restrictions on the amount of the funds. If any of our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, our Operating Subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. In relation to our Hong Kong Operating Subsidiary, there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. During the years ended March 31, 2022, and 2021, we did not declare or pay any dividends and there were no transfer of assets among us or our Operating Subsidiaries.

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DILUTION

Investors purchasing our Ordinary Shares in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an initial public offering price of US$[●] per share, after deducting US$[●] in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$[●], the pro forma as adjusted net tangible book value as of September 30, 2022 would have been approximately US$[●] million, or US$[●] per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[●] per share to our existing stockholders and an immediate dilution of US$[●] per share to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per share basis to new investors.

US$
Initial public offering price per share
Historical net tangible book value per share as of September 30, 2022
Increase in as adjusted net tangible book value per share attributable to the investors in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution per share to new investors participating in this offering

If the Representative exercises the option to purchase additional shares to cover over-allotments in full, the pro forma net tangible book value per Ordinary Share after giving effect to this offering would be approximately US$[●] per share, and the dilution to investors in this offering would be approximately US$[●] per Ordinary Share.

The following table illustrates our pro forma proportionate ownership, upon completion of this offering, by (i) the Pre-IPO Investors, and (ii) investors purchasing Ordinary Shares in this Offering, assuming the underwriters do not exercise their over-allotment option, together with the total price and average price per Ordinary Share paid by each of these groups of shareholders.

	Shares purchased			Total consideration
	Number	Percent(1)		Amount (US$)		Percent		Average price per share (US$)
Pre-IPO Investors(2)	631,218	6.65%			$1,262,436	[●]	%		$2.00
Public Investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]

Total	[●]	[●]	%(4)	$	[●]	100.0%

(1) Represents the percent ownership after this offering. Prior to the offering, the Pre-IPO Investors, together, own an aggregate of 9.5% of the outstanding Ordinary Shares of the Company.

(2) Includes Trade Expert and Next Master, which own 326,029 Ordinary Shares and 305,189 Ordinary Shares, respectively.

(3) The remaining 4,842,175 Ordinary Shares, or [●]% of the outstanding Ordinary Shares following this offering, are owned by Top Elect, which is indirectly wholly-owned by Mr. Cheng King Yip. Top Elect is selling 1,172,729 Ordinary Shares in this offering.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following summaries the consolidated financial data as of March 31, 2021 and 2022 and for the years ended March 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary of unaudited condensed consolidated statements of operations and other comprehensive loss data and summary of unaudited condensed consolidated cash flows data for the six months ended September 30, 2021 and 2022 and summary of unaudited condensed consolidated statements of financial position data as of September 30, 2022 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

The following table presents our selected consolidated statements of operations and comprehensive (loss) income for the years ended March 31, 2021 and 2022 and the six months ended September 30, 2021 and 2022.

	Years ended March 31,				Six Months Ended September 30
	2021		2022	2022	2021	2022	2022
	HKD		HKD	USD	HKD	HKD	USD

Revenues, net		$13,677,261	$14,216,099	$1,822,577	$6,242,948	$6,200,566	$794,944

Cost of revenue		(5,214,522)	(7,407,541)	(949,685)	(3,352,652)	(3,734,965)	(478,842)

Gross profit		8,462,739	6,808,558	872,892	2,890,296	2,465,601	316,102

Operating cost and expenses:
Sale and marketing		1,119,514	2,828,413	362,617	2,522,316	444,229	56,952
General and administrative		7,708,216	5,801,583	743,793	2,256,149	3,026,111	387,963
Total operating cost and expenses		8,827,730	8,629,996	1,106,410	4,778,465	3,470,340	444,915

Loss from operations		(364,991)	(1,821,438)	(233,518)	(1,888,169)	(1,004,739)	(128,813)

Other income (expense):
Interest income		39	16	2	13	31	4
Government grant		343,740	750,000	96,154	-	336,200	43,103
Foreign exchange gain (loss), net		3,747	(12,890)	(1,653)	(12,562)	(26,558)	(3,405)
Other income		29,747	61,950	7,942	58,850	1,510	194

Total other income, net		377,273	799,076	102,445	46,301	311,183	39,896

Income (loss) before income taxes		12,282	(1,022,362)	(131,073)	(1,841,868)	(693,556)	(88,917)

Income tax expense		-	-	-	-	-	-

NET INCOME (LOSS)		$12,282	$(1,022,362)	$(131,073)	(1,841,868)	(693,556)	(88,917)

Other comprehensive loss:
Foreign currency translation adjustment		-	(80)	(9)	-	1,164	(310)

COMPREHENSIVE INCOME (LOSS)		$12,282	$(1,022,442)	$(131,082)	$(1,841,868)	$(692,392)	$(88,773)

Income (loss) per share:-
- Basic	$	#0.00	$(0.16)	$(0.02)	$(0.28)	$(0.11)	$(0.01)
- Diluted	$	#0.00	$(0.16)	$(0.02)	$(0.28)	$(0.11)	$(0.01)

Weighted average number of ordinary shares
- Basic and diluted		6,562,500	6,562,500	6,562,500	6,562,500	6,562,500	6,562,500

# less than HKD0.01

45

The following table presents our selected consolidated balance sheets data as of March 31, 2021 and 2022 and September 30,2022.

	As of March 31,			As of September 30,
	2021	2022	2022	2022	2022
	HKD	HKD	USD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$394,471	$420,582	$53,921	$440,138	$56,428
Accounts receivable, net	3,067,560	3,525,505	451,988	887,058	113,725
Accounts receivable, related parties	22,800	-	-	-	-
Due from related parties	367,468	-	-	-	-
Deposits, prepayments and other receivables	21,942	105,867	13,573	1,599,290	205,037

Total current assets	3,874,241	4,051,954	519,482	2,926,486	375,190

Non-current assets:
Property and equipment, net	46,145	95,236	12,210	86,301	11,064

Total non-current assets	46,145	95,236	12,210	86,301	11,064

TOTAL ASSETS	$3,920,386	$4,147,190	$531,692	$3,012,787	$386,254

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable, including related parties	$792,296	$1,339,045	$171,672	$205,767	$26,380
Due to related parties	1,575,101	1,340,037	171,800	395,000	50,641
Contract liabilities	1,248,697	1,556,615	199,566	881,842	113,057
Accrued liabilities and other payable	42,298	671,941	86,147	2,983,018	382,438

Total current liabilities	3,658,392	4,907,638	629,185	4,465,627	572,516

TOTAL LIABILITIES	3,658,392	4,907,638	629,185	4,465,627	572,516

Commitments and contingencies	-	-	-

Shareholders’ equity (deficit):
Ordinary share, par value US$0.001, 50,000,000 shares authorized, 6,562,500 ordinary shares issued and outstanding	51,187	51,187	6,562	51,187	6,562
Accumulated other comprehensive loss	-	(80)	(9)	1,084	139
Retained earnings (accumulated deficit)	210,807	(811,555)	(104,046)	(1,505,111)	(192,963)

Total shareholders’ equity (deficit)	261,994	(760,448)	(97,493)	(1,452,840)	(186,262)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,920,386	$4,147,190	$531,692	$3,012,787	$386,254

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through our operating subsidiaries in Hong Kong and Singapore. We were founded in 2018 and started providing core sustainability program development and ESG reporting services which enables corporates to demonstrate compliance to the applicable rules and regulations. We are driven by our passion to help corporates enhance their ESG performance as a cause of business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many more other offerings.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with corporates’ specific needs.

We earn advisory fees from each client that we provide services. Our revenue is resilient as we are serving a diverse set of more than 170 clients across a wide variety of industries.

For the years ended March 31, 2022 and 2021, our net revenue amounted to HK$14.2 million and HK$13.7 million, respectively, with a growth of approximately 3.9%, as compared to last year.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below.

-	Demand from our major client groups - Our aggregate sales generated from our top five clients were 11.8% and 33.2% our revenue for the years ended March 31, 2022 and 2021, respectively. In particular, sales to our largest client amounted to HK$0.5 million and HK$1.4 million, representing 3.4% and 10.4% of our revenue for the years ended March 31, 2022 and 2021, respectively. Accordingly, our sales are significantly affected by the demands of our client due to market competitions such as pricing strategy offered by competitors.
-	Fluctuations in the cost of our revenues – Staff cost and consulting costs are the main component of our cost of revenue, representing 91.4% and 87.2% of our total cost of revenues for the years ended March 31, 2022 and 2021, respectively. Increase in cost of revenue was attributable to enlargement of our professional team and the increment of salary level to support our expansion in service offerings so to sell additional services to clients and incentivize the continued use of our services.
-	Financial impact of COVID-19 - The COVID-19 pandemic has caused general business disruptions in Hong Kong, Singapore and the rest of the world. Our results of operations have been affected by the instability of global financial markets and declines in general economic activities brought about by COVID-19 pandemic.
We have been and are continuing to closely monitor the impact of COVID-19 on our business and operations. In order to protect our professionals and limit the spread, we implemented remote working and other adjustments to work schedule and travel plan, such measure could result in lower efficiency and longer time required to complete the projects, which may result in increased time and costs of professionals incurred.

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Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Six Months Ended September 30, 2022 Compared to Six Months Ended September 30, 2021

Revenue

As set forth in the following table, during the six months ended September 30, 2022 and 2021, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Six Months Ended September 30,
	2022		2021
	HK$’000%		HK$’000%

Recurring clients	$4,577	74%	$3,209	51%
New clients	1,624	26%	3,034	49%

Total	$6,201	100.0	$6,243	100.0

Our total revenue decreased by approximately HK$42,000 or 0.7% to approximately HK$6.20 million for the six months ended September 30, 2022 from approximately HK$6.24 million for the six months ended September 30, 2021. Such decrease was mainly attributable to the increase of recurring clients of HK$1.4 million, which was partially offset by the decrease of new clients of HK$1.4 million.

For the six months ended September 30, 2022 and 2021, revenue was mainly generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations

During the six months ended September 30, 2022 and 2021, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the six months ended September 30, 2022 and 2021:

	Six Months Ended September 30,
	2022		2021
	HK$’000%		HK$’000%

Hong Kong	$5,925	96%	$6,049	97%
Singapore	276	4%	194	3%

Total	$6,201	100.0	$6,243	100.0

During the six months ended September 30, 2022, there was slightly increase in Singapore. The Group intends to deploy more resource in expanding Singapore market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in acquiring new clients and driving growth.

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Cost of revenues

During the six months ended September 30, 2022 and 2021, our Group’s cost of revenues was mainly comprised of labor cost. For the six months ended September 30, 2022 and 2021, our cost of revenues amounted to approximately HK$3.7 million and HK$3.4 million, respectively.

The Company paid and incurred consulting expenses in relation to (i) strategic advice and management to the Company, (ii) providing technical knowledge and coaching to the Company’s service team, (iii) management of the service line, engagements and human resources, (iv) Business development and support, and (v) client relationship maintenance in the amount of HK$0 and HK$1.3 million to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng during the six months ended September 30, 2022 and 2021.

	Six Months Ended September 30,
	2022		2021
	HK$’000%		HK$’000%

Staff salaries	$2,942	78.8%	$1,430	42.7%
Consulting and professional fee	114	3.1%	1,647	49.1%
Staff MPF, messing, medical and welfare	167	4.5%	105	3.1%
Staff bonus	405	10.7%	141	4.2%
Staff commission	107	2.9%	30	0.9%

Total	$3,735	100.0	$3,353	100.0

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$2.5 million and HK$2.9 million for the six months ended September 30, 2022 and 2021, respectively. Our overall gross profit margins were approximately 39.8% and 46.3% for the six months ended September 30, 2022 and 2021, respectively. Our total gross profit decreased during the six months ended September 30, 2022, due to the increase of the overall labor cost and number of the staff during the six months ended September 30, 2022 to support our expansion in service offerings which allow us to sell additional services to clients and incentivize their continued use of our services.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$0.4 million and HK$2.5 million for the six months ended September 30, 2022 and 2021, respectively.

A decrease in sales and marketing expenses by approximately HK$2.1 million, for the for the six months ended September 30, 2022, as compared to the corresponding for the six months ended September 30, 2021, was primarily attributable to an decrease of marketing consultancy services in relation to business development.

General and Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended September 30, 2022 and 2021:

	Six Months Ended September 30,
	2022		2021
	HK$’000%		HK$’000%

Depreciation	$15	0.5	$9	0.4
Management fee	1,307	43.2	-	-
Management fee, related party	-	-	2,003	88.8
License fee	844	27.9	-	-
Professional fee	696	23.0	23	1.0
Miscellaneous expenses	164	5.4	221	9.8
Total	$3,026	100.0	$2,256	100.0

Our general and administrative expenses amounted to approximately HK$3.0 million and HK$2.3 million for the six months ended September 30, 2022 and 2021, respectively, representing approximately 48.8% and 36.1% of our total revenue for the corresponding periods.

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Professional fee represented mainly audit fee incurred.

Management fee represented management fee recharge in relation to the administrative services support between group companies, RRA and Roma (S). The Company paid and incurred management fee expenses of approximately HK$1.3 million and HK$2.0 million for the six months ended September 30, 2022 and 2021. Under reorganization completed on March 30, 2022, those group companies were no longer related parties to the Company.

License fee represented cost of licensing to use three trademarks in Hong Kong in relation to the tradename “Roma”.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, and other miscellaneous expenses.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended September 30, 2022 and 2021:

	Six Months Ended September 30,
	2022	2021
	HK $’000	HK$’000

Government grant	$336	$-
Foreign exchange loss, net	(27)	(13)
Other income	2	59

Total	$311	$46

Our other income amounted to approximately HK$0.3 million and HK$0.04 million for the six months ended September 30, 2022 and 2021, respectively.

An increase in other income by approximately HK$0.3 million or 587%, for the six months ended September 30, 2022, as compared to the corresponding six months ended September 30, 2021, was primarily attributable to the increase of approximately HK$0.3 million of government grant due to one-off subsidies in relation to dedicated fund on Branding, Upgrading and Domestic Sales and Employment Support Scheme of approximately HK$0.3 million received.

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Income Tax Expenses

During the six months ended September 30, 2022 and 2021, there were no income tax expenses. The company generated no assessable income for both fiscal years under the local tax regime, after tax adjustments.

Net Loss

As a result of the foregoing, our net loss for the six months ended September 30, 2022 and 2021 amounted to approximately HK$0.7 million and HK$1.8 million.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

Revenue

As set forth in the following table, during the years ended March 31, 2022 and 2021, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Fiscal Years ended March 31,
	2022		2021
	HK$’000%		HK$’000%

Recurring clients	$7,317	51.5	$3,842	28.1
New clients	6,899	48.5	9,835	71.9

Total	$14,216	100.0	$13,677	100.0

Our total revenue increased by approximately HK$0.5 million or 3.9% to approximately HK$14.2 million for the year ended March 31, 2022 from approximately HK$13.7 million for the year ended March 31, 2021. Such increase was mainly attributable to the increase of recurring clients of HK$3.5 million, which was partially offset by the decrease of new clients of HK$3.0 million.

For the years ended March 31, 2022 and 2021, revenue was mainly generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations

During the years ended March 31, 2022 and 2021, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the years ended March 31, 2022 and 2021:

	Fiscal Years ended March 31,
	2022		2021
	HK$’000%		HK$’000%

Hong Kong	$13,914	97.9	$13,443	98.3
Singapore	302	2.1	234	1.7

Total	$14,216	100.0	$13,677	100.0

During the years ended March 31, 2022, there was slightly increase in Singapore. The Group intends to deploy more resource in expanding Singapore market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in acquiring new clients and driving growth.

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Cost of revenues

During the years ended March 31, 2022 and 2021, our Group’s cost of revenues was mainly comprised of labor cost. For the years ended March 31, 2022 and 2021, our cost of revenues amounted to approximately HK$7.4 million and HK$5.2 million, respectively.

The Company paid and incurred consulting expenses in relation to (i) strategic advice and management to the Company, (ii) providing technical knowledge and coaching to the Company’s service team, (iii) management of the service line, engagements and human resources, (iv) Business development and support, and (v) client relationship maintenance in the amount of HK$2.2 million and HK$3.0 million to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng.

	Fiscal Years ended March 31,
	2022		2021
	HK$’000%		HK$’000%

Staff salaries	$3,251	43.9	$1,957	37.5
Consulting and professional fee	2,974	40.1	2,262	43.4
Other job-specific expenses	637	8.6	671	12.8
Staff MPF, messing, medical and welfare	236	3.2	175	3.4
Staff bonus	257	3.5	136	2.6
Staff commission	52	0.7	13	0.3

Total	$7,407	100.0	$5,214	100.0

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$6.8 million and HK$8.5 million for the years ended March 31, 2022 and 2021, respectively. Our overall gross profit margins were approximately 47.9% and 61.9% for the years ended March 31, 2022 and 2021, respectively. Our total gross profit decreased during the years ended March 31, 2022, due to the increase of salary level and number of the staff during the year ended March 31, 2022 to support our expansion in service offerings which allow us to sell additional services to clients and incentivize their continued use of our services.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$2.8 million and HK$1.1 million for the years ended March 31, 2022 and 2021, respectively.

An increase in sales and marketing expenses by HK$1.7 million, for the year ended March 31, 2022, as compared to the corresponding year ended March 31, 2021, was primarily attributable to an increase of marketing consultancy services in relation to business development.

General and Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the years ended March 31, 2022 and 2021:

	Fiscal Years ended March 31,
	2022		2021
	HK$’000%		HK$’000%

Depreciation	$22	0.3	$16	0.2
Management fee, related party	4,250	73.3	7,248	94.0
Professional fee	1,039	17.9	43	0.6
Miscellaneous expenses	491	8.5	401	5.2
Total	$5,802	100.0	$7,708	100.0

Our general and administrative expenses amounted to approximately HK$5.8 million and HK$7.7 million for the years ended March 31, 2022 and 2021, respectively, representing approximately 40.8% and 56.4% of our total revenue for the corresponding years.

Professional fee represented audit fee incurred.

Management fee represented management fee recharge in relation to the administrative services support between group companies, RRA and Roma (S). The Company paid and incurred management fee expenses of HK$4.3 million and HK$7.2 million for the years ended March 31, 2022 and 2021. Under reorganization completed on March 30, 2022, those group companies were no longer related parties to the Company.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, and other miscellaneous expenses.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the years ended March 31, 2022 and 2021:

	Fiscal Years ended March 31,
	2022	2021
	HK$’000	HK$’000

Government grant	$750	$343
Foreign exchange (loss) gain, net	(13)	4
Other income	62	30

Total	$799	$377

Our other income amounted to approximately HK$0.8 million and HK$0.4 million for the years ended March 31, 2022 and 2021, respectively.

An increase in other income by approximately HK$0.4 million or 112%, for the year ended March 31, 2022, as compared to the corresponding year ended March 31, 2021, was primarily attributable to the increase of approximately HK$0.4 million of government grant due to one-off subsidies in relation to dedicated fund on Branding, Upgrading and Domestic Sales of approximately HK$0.8 million received.

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Income Tax Expenses

During the years ended March 31, 2022 and 2021, there were no income tax expenses. The company generated no assessable income for both fiscal years under the local tax regime, after tax adjustments.

Net (Loss) Income

As a result of the foregoing, our net loss for the year ended March 31, 2022 amounted to approximately HK$1.0 million, while a net income for the year ended March 31, 2021 amounted to approximately HK$0.01 million.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

On October 24, 2022, the Company issued 38,622 shares of its ordinary shares to Next Master at the price of US$2 per share, for a cash consideration of US$77,244. Concurrently, the Company issued the additional 45,000 shares of its ordinary shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2 per share.

Cash flows

The following table summarizes our cash flows for the years ended March 31, 2022 and 2021 and the six months ended September 30, 2022 and 2021:

	Years ended March 31,		Six Months Ended September 30
	2022	2021	2022	2021
	HK$’000	HK$’000	HK$’000	HK$’000

Cash and cash equivalents at beginning of the year	$394	$360	$421	$394

Net cash provided by (used in) operating activities	98	34	(370)	(251)
Net cash used in investing activities	(71)	-	(7)	(26)
Net cash provided by financing activities	-	-	395	-
Net increase (decrease) in cash and cash equivalents	27	34	18	(277)

Effect of foreign exchange rate changes	-	-	1	-
Cash and cash equivalents as at end of the year/period	$421	$394	$440	$117

Cash flows from operating activities

For the six months ended September 30, 2022, our net cash used in operating activities was approximately HK$0.4 million, which primarily consisted of our net loss of HK$0.7 million, adding back (i) the non-cash depreciation of property, plant and equipment of approximately HK$0.02 million and provision of allowance of doubtful accounts of approximately HK$0.1 million, (ii) the increase in accruals and other payables of approximately HK$1.2 million, decrease in accounts receivable of approximately HK$2.6 million and was partially offset by the decrease in accounts payable of approximately HK$1.1 million, (b) the decrease in contract liabilities of approximately HK$0.7 million, (c) the increase in deposit, prepayment and other receivables of approximately HK$1.5 million, (d) the decrease in amount due to related parties of approximately HK$0.1 million.

For the year ended March 31, 2022, our net cash generated from operating activities was HK$0.1 million, which primarily consisted of our net loss of HK$1.0 million, adding back (i) the non-cash depreciation of property, plant and equipment of HK$0.02 million and provision of allowance of doubtful accounts of approximately HK$0.2 million, (ii) the increase in accruals and other payables of HK$0.6 million, decrease in amount due to related parties of approximately HK$0.2 million, increase in accounts payable of approximately HK$0.5 million, (iii) the increase in contract liabilities of approximately HK$0.3 million and was partially offset by the increase in accounts receivable of approximately HK$0.6 million.

For the year ended March 31, 2021, our net cash generated from operating activities was approximately HK$0.03 million, which primarily reflected our net income of approximately HK$0.01 million, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment of approximately HK$0.02 million and provision for allowance of doubtful accounts of approximately HK$0.1 million, (ii) changes in transactions with related parties of approximately HK$2.0 million; and was partially offset mainly by (a) the increase in accounts receivable of approximately HK$0.9 million and (b) the decrease in accruals and other payables, contract liabilities of approximately HK$1.2 million.

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Cash flows from investing activities

For the six months ended September 30, 2022, our net cash used in investing activities was approximately HK$0.01 million, for the purchase of property, plant and equipment.

For the year ended March 31, 2022, our net cash used in investing activities was approximately HK$0.07 million, for the purchase of property, plant and equipment.

For the year ended March 31, 2021, there is no cash generated from or used in investing activities.

Cash flows from financing activities

For the six months ended September 30, 2022, our net cash generated from financing activities was approximately HK$0.4 million of loan advance from a related party.

There were no cash from financing activities for the years ended March 31, 2022 and 2021.

Accounts receivable, net

Our accounts receivable net increased from approximately HK$3.1 million as of March 31, 2021 to approximately HK$3.5 million as of March 31, 2022. The increase was primarily attributable to an overall increase in sales during the year ended March 31, 2022. Our accounts receivable net decreased from approximately HK$3.5 million as of March 31, 2022 to approximately HK$0.9 million as of September 30, 2022. The decrease was primarily attributable to settlement in accounts receivable during the six months ended September 30, 2022.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of March 31,		As of September 30,
	2022	2021	2022
	HK$’000	HK$’000	HK$’000

1-30 days	2,314	1,962	326
31-60 days	678	550	-
61-90 days	65	308	62
91-180 days	184	73	302
181 days to 360 days	285	175	197

	3,526	3,068	887

Movements in the provision for impairment of accounts receivable are as follows:

	As of March 31,		As of September 30,
	2022	2021	2022
	HK$’000	HK$’000	HK$’000

Opening balance	182	67	297
Written off	(98)	-	-
Additions	213	115	72

Balance at end of the year	297	182	369

Account balances are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed upon between both parties.

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We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each client and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our clients operate and ageing of the accounts receivable.

During the years ended March 31, 2022 and 2021 and six months ended September 30, 2022, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 90 days. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the years ended March 31, 2022 and 2021 and six months ended September 30, 2022.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay for the majority of our inventory purchases, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Capital commitments

As of September 30, 2022, March 31, 2022 and 2021, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of September 30, 2022 and March 31, 2022, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets, and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the date of the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar or “US$” and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollars or “S$” and Malaysian Ringgit or “MYR,” respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

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●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash and cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia. There are no material accounts of the Company or any subsidiary in other jurisdictions.

●	Restricted Cash

Restricted cash held by foreign subsidiaries relate to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

●	Accounts Receivable, net

Accounts receivable include service income due from clients. Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual client exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Office equipment	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

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●	Revenue Recognition

The Company receives some of its non-interest income from contracts with clients, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

Majority of the Company’s income is derived from contracts with clients in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised goods or services to its clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is short, usually less than one year.

The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. Invoices billed to the clients become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the clients to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the clients before all of the relevant criteria for revenue recognition met. The related revenue will be recognized when the underlying services are completed and rendered to the clients.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2022, March 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for details on the Company’s business segments. For the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

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●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of SGD$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a client by client basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of clients having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

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●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

In May 2020, FASB issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

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In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2021 and 2020 were 2.3% and -0.2%, respectively. The rate of inflation in 2022 was significantly higher and is expected to continue to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and client type. In measuring the credit risk of our sales to our clients, we mainly reflect the “probability of default” by the client on its contractual obligations and consider the current financial position of the client and the current and likely future exposures to the client.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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HISTORY AND CORPORATE STRUCTURE

Our Group’s history can be traced back to August 2018 when RRA was established. Since the establishment of RRA, we have been providing customized ESG and comprehensive sustainability solutions to our clients. In January 2022, we established Roma (S) to cater to the needs of our clients in Singapore for our future expansion in Asia.

As of the date of this prospectus, our Group is comprised of the Company and its subsidiaries, Lucky Time, RRA and Roma (S).

Corporate Structure

Our Company was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. As of the date of this prospectus, our authorized share capital is US$500,000 divided into 500,000,000 shares of US$0.001 each. Lucky Time is the intermediate holding company of our Group comprised of RRA and Roma (S).

On June 23, 2022, our Company acquired the entire issued share capital of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 Shares to his nominee, Top Elect, credited as fully paid. On October 24, 2022, our Company allotted and issued 38,622 Shares to Next Master for an aggregate consideration of US$77,244. On the same date, our Company capitalized a loan in the amount of US$90,000 due to Next Master by allotting and issuing 45,000 Shares to Next Master. Also on the same date, Next Master and Trade Expert acquired 221,567 Shares and 326,029 Shares from Top Elect for a consideration of US$443,134 and US$652,058, representing 3.33% and 4.91%, respectively, of the enlarged entire issued share capital of our Company immediately upon completion of the above.

The following chart sets forth our corporate structure as of the date of this prospectus.

Entities

A description of our subsidiaries is set out below.

Lucky Time Ventures Limited

Lucky Time Ventures Limited was incorporated in the BVI as a limited liability company on February 8, 2022. It is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. Upon its incorporation, 100 fully paid ordinary shares were allotted and issued to Charleton Holdings Limited. On March 16, 2022, Mr. Cheng entered into a sale and purchase with Charleton Holdings Limited to acquire the entire issued shares of Lucky Time for a consideration of HK$1,000,000.00 and the acquisition was completed on March 30, 2022.

Pursuant to a group reorganization for the purpose of listing our Ordinary Shares on the Nasdaq, on June 23, 2022, our Company acquired the entire issued shares of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 shares in our Company to Mr. Cheng’s nominee, Top Elect, credited as fully paid.

Lucky Time does not carry on any business activities other than the holding of its shareholding interest in RRA.

Roma Risk Advisory Limited

Roma Risk Advisory Limited was incorporated in Hong Kong as a limited liability company on August 2, 2018. Upon its incorporation, one fully paid ordinary share was allotted and issued to Charleton Holdings Limited. The entire issued shares of RRA was transferred from Charleton Holdings Limited to Lucky Time on March 13, 2022 for a consideration of HK$1.00. Lucky Time was subsequently transferred to Mr. Cheng as mentioned above.

RRA carries on the business of the provision of environmental, social and governance reporting as well as other risk advisory services.

Roma Advisory Pte. Ltd.

Roma Advisory Pte. Ltd. was incorporated in Singapore as a limited liability company on January 3, 2022. Upon its incorporation, 100 fully paid ordinary shares were allotted and issued to RRA.

Roma (S) was established to carry on management consultancy services in Singapore. As at the date of this prospectus, Roma (S) has not yet generated any material business profits.

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INDUSTRY OVERVIEW

We are principally engaged in the provision of environmental, social and governance services. Our business can be categorized into sustainable reporting, consultation and education.

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan commissioned by us in April 2022 (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Definition of ESG Consulting Services

ESG Consulting Services refers to the one-stop solutions for the structure, content and design of ESG reports/ ESG Reporting, and improvement of third-party ESG rating scores. ESG consulting services include: (i) Sustainability Reporting Enhancement, (ii) Sustainability Report Benchmarking Review, (iii) Stakeholder Engagement and Materiality Assessment, (iv) Advisory on ESG Governance Structure, (v) Advisory on Data Collection Process, (vi) Report Drafting (for compliance with HKSE’s ESG Reporting Guide / GRI / SGX Sustainability Reporting Guide), and (vii) Environmental Audit.

Overview of ESG Consulting Services Market in Hong Kong

Market Overview

Interest in ESG has increased exponentially, due to investor demand, and regulatory drives. The market size of ESG consulting services in Hong Kong increased from HK$20.7 million in 2016 to HK$162.0 million in 2021, at a CAGR of 50.9%. With tightening reporting requirements for Hong Kong listed companies and the rising investor appetite for green/sustainable finance, listed companies would increasingly place emphasis on ESG. Accordingly, the market size of ESG consulting services in Hong Kong is expected to increase from HK$184.3 million in 2022 to HK$292.8 million in 2026, at a CAGR of 12.3%.

Source: The Frost & Sullivan Report

Growth Drivers

Evolving regulatory regime and disclosure requests: With a view to encouraging IPO applicants and listed companies to conduct a thorough analysis and assessment to identify material ESG risks and making appropriate disclosure on climate-related issues to facilitate the transition to a low-carbon economy, commencing in 2016, the HKSE introduced a series of requirements for listed companies to publish annual ESG reports including specified mandatory disclosures and requiring other disclosures on a comply or explain basis. The requirements has been further revamped in 2021, which has incorporated certain key recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”) administered by the Financial Stability Board (“FSB”), guiding IPO applicants and listed companies with practical tips to facilitate the alignment of ESG disclosure with international standards. In ensuring the comprehensive compliance with the latest regulatory regime, ESG consultants are increasingly commissioned to develop sustainable and adequate reporting scheme.

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Expertise and value-added of third party ESG consultancy services: Remarked by the Hong Kong Trading Development Council, ESG is increasingly impacting corporates and contribute to business opportunities from investors, clients and suppliers as well as serving as one of the key criteria in maintaining a desirable business reputation, corporate competitiveness and retaining talents. However, corporates are seeing implementation challenges such as a lack of homogenous framework or standardized guideline for measuring ESG factors and a lack of expertise in this area within the organization. Third-party ESG consultancies serve as valuable facilitators bridging the gap between the latest ESG market trend and companies finding difficulties in incorporating this intelligence. Service provided by consulting agencies shall provide framework for companies to monitor real-time information in making corporate decisions, and helps minimize risks and improve performance, which is expected to be increasingly valued.

Establishment of Hong Kong Sustainable and Green Exchange: In 2020, the HKSE Sustainable and Green Exchange (“STAGE”) was launched which is an online portal to provide greater information, access and transparency on a wide range of sustainable, green and social investment products. The STAGE is established to be home to a repository of information on sustainability, green and social bonds, and ESG-related Exchange Traded Products listed on HKSE. It assists various stakeholders including issuers, asset managers, investors and professional advisers on the positioning, innovation and marketing of green and sustainable finance, while it also provides a consolidated view of ESG ratings from different providers, enabling investors to compare companies across sectors and sources when making their investment decisions. Against this backdrop, listed issuer are increasing looking for related opportunities to attain latest industry standard and maintain competitive edge. ESG consultancy services providing techniques to integrate ESG into investment decision-making processes and developing potential solutions are seeing expanded opportunities as the market dynamic is developing towards green and sustainable finance.

Increasing prevalence of impact investing: The integration of environmental, social and governance factors in making investment decision is becoming increasingly commonplace across retail and institutional investors such as private equity. Thematic investing, where investors incline to invest in companies in an attempt to promote specific ESG goals with positive environmental impact, such as more sustainable practices in production, greater use of cleaner energy sources and the reduction of carbon emissions has been actively advocated across the globe. The concept of green equity and green bond, where fund raised by listed companies are pledged to be devoted into environmentally related projects are valued by various stakeholders. In turn, listed companies are looking for ESG consulting services with professional experience and expertise in tailor making ESG reports to accommodate to such latest market trend and secure market competitiveness and foothold.

Market Trends

Government effort in promoting net zero economy and ESG development: The net zero coalition proposed by the United Nations has been adhered by the Hong Kong Government, where efforts are seen including the promulgation of “Hong Kong’s Climate Action Plan 2050” outlining the development of strategies for decarbonizing operations and a roadmap to achieve this. In this connection, HKSE outlined the Net-Zero Guide to provide guidance and insight to listed issuers in developing an appropriate net-zero pathway, which includes identifying resources required to calculate and establish a carbon emission baseline, setting carbon emission reduction targets, identifying emission reduction potential and formulating related strategies. Accordingly, the government policies has encouraged increasing number of corporates to work towards net-zero commitments and a better formulation of ESG-related management and reporting.

Incorporation of software tools into ESG consulting operation: In view of the advancement of software data analytics, ESG consultancy service providers amalgamate disparate data leveraging database analytics software tools in monitoring and tracking strategically, and often require centralized repository to track ESG data and strategies of multiple downstream clients. The incorporation of software has streamlined data collection procedure and improve efficiency in report drafting. Software monitoring tool is also conducive in assisting setting and revealing its development targets concerning sustainability, considering the latest disclosure requirement by HKSE to set and reveal development targets concerning sustainability.

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Emergence of one-stop consultancy service provision: Listed issuers on HKSE are seeking ESG consultancy services principally to accommodate to the latest listing requirement through ESG reporting and disclosure services, while an increasing amount of companies engage one-stop and integrated ESG consultancy services in regards to stakeholders engagement to understand and alleviate stakeholders concerns, building a sustainable and long-term reporting system, carbon footprint management and auditing, employee management and supply chain risk management, liaise with institutional investors in regards to ESG enquiries and issues and formulating ESG-related marketing strategies. Service providers offering one-stop ESG and sustainability solution shall garner competitive edges.

Overview of ESG Consulting Services Market in Singapore

Market Overview

The market size of ESG consulting services in Singapore has increased moderately from S$1.2 million to S$2.6 million from 2016 to 2021, representing a CAGR of approximately 16.7% during the period. The growth rate of such market size in Singapore is highly associated with the relevant regulatory regime which has been increasingly tightening in recent years, particularly, the Singapore Exchange (“SGX”) issued regulation requiring ESG disclosures of Singapore-listed companies, listed companies must issue their sustainability reports commencing the year 2022 and a further supplement in regards to climate report starting 2023. The requirement is expected to serve as tremendous impetus to the demand for ESG consulting services in Singapore in assisting businesses in ESG-related strategic planning, technical support, testing, auditing and verification as well as sustainability marketing. The market size is expected to grow at a year-on-year growth of approximately 115% during 2021 to 2022 and attain S$10.6 million in 2026, representing a CAGR of approximately 17.3% during 2022 to 2026.

Source: The Frost & Sullivan Report

Market Outlook

In Singapore, the financial market is shifting away from an incentive-based approach to a stricter approach on ESG regulation. Effective from January 1, 2022 and as recommended by the Task Force on Climate-related Financial Disclosures (“TCFD”), the Singapore Exchange (“SGX”) issued regulation requiring ESG disclosures of Singapore-listed companies, listed companies must issue their sustainability reports no later than 4 to 5 months after the financial year, and provide climate reports as integrated into the sustainability report starting the financial year 2023. The report shall include content such as (i) material environmental, social and governance factors, (ii) policies, practices and performance, (iii) targets, (iv) sustainability reporting framework; and (v) Board statement and governance structure for sustainability practices.

The Monetary Authority of Singapore (‘“MAS”) has also introduced guidelines on environmental risk management for asset managers in 2020, requiring asset managers to ensure their risk management framework are covering environmental risk, establish internal escalation process for managing such risk and disclose publicly their approach in managing environment risks. In March 2022, Monetary Authority of Singapore and CDP an international non-profit organization that operates one of the world’s leading environmental disclosure systems for companies and sub-national governments signed a Memorandum of Understanding to promote sustainability disclosures and access to quality ESG data across the financial sector and real economy.

In view of the regulatory regime as well as the evolving market trend in favor of ESG data disclosure and transparency, increasing number of investors in Singapore are valuing companies that report their sustainability impact, issues, and efforts detailed, alongside financial factors of their annual performance. It has entailed businesses to integrate ESG factors into business operations. It is expected that policymakers and regulating authorities would continue to roll out requirements and standards with measurable targets and objectives.

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Market Outlook

As the concept of ESG was firstly introduced by the US in 2005, the maturity of the ESG consulting services market is ahead of that in all other countries. As the bellwether, the US ESG consulting services market has steadily increased in the past years while setting the standard of ESG development in the world as an exemplar. The major drivers in recent years include acknowledgement of ESG significance from company c-suites, promotion of regulation in ESG disclosure standards and integration of ESG measurements in investment analytics.

In the company level, ESG is becoming firmly established as a major priority for the C-suite of companies. Budgets investing on ESG have proliferated due to the widespread financial impact of ESG issues and the support from management levels. Rising demand of enhancing ESG has led to variety of multinational firms, including management consultants to professional services firms, competing to show a competitive offering in an expanding ESG consulting landscape. Another sign that demonstrates growth of ESG is the rapid increase in ESG initiative spendings in the past years for both ESG software and consultancy services. As companies seek to develop and implement more ESG strategies to sustain long-term business growth, budget-holders are looking to professional services firms for ESG consultancy solutions that may assess sustainability performance, monitor ESG progress, improve disclosure quality, bridge gaps and drive resilience to ensure business continuity.

The proliferation of mandatory disclosure standards has challenged firms in preparing requests for granular and accurate data information. For instance, significant incoming mandatory regulations from the Securities and Exchange Commission (SEC) climate and ESG disclosure rules are expected to announce in 2022 for anticipated mandatory disclosures in the 2023 financial year. However, the complicated procedures of data request preparations, ranging from supply chain assurance and confidential disclosures to secure sustainable finance agreements, bring about challenges for firms. ESG consultancy services, thus playing a significant role in assisting firms to prepare appropriate audit and assurance for ESG disclosures, will foresee a considerable growth in the future with the support of regulations.

To ensure promising investment returns in sustainable businesses, ESG is considered an important measure in investment analytics. Since the start of the COVID-19 pandemic, large sections of the investment community have transitioned towards accepting financial materiality aspect of ESG. Challenges surround full integration of ESG in investment decision–making process carries on, with a lack of investor-grade ESG data on a firm level and a continuing search for appropriate strategies to fully integrate ESG across a portfolio. ESG consultancy services may provide techniques to integrate ESG into investment decision-making processes, while developing potential solutions for incomplete ESG data.

Competitive Landscape

The ESG consulting services industry in Hong Kong sees increased competition, primarily due to the on-going regulatory reforms, rapid technological innovation, evolving industry standards, and increasing demand for higher levels of client experience. The market is relatively fragmented as estimated there were over 200 market participants in the ESG consulting services industry in Hong Kong.

In Singapore, ESG consulting services market is comparatively fragmented with over 80 market participants. Some market participants primarily focus on assisting listed companies in managing annual ESG sustainability and climate reporting, liaison with stakeholders, formulating ESG strategies and monitoring ESG performance, while some market participants principally serve asset management companies and listed companies focusing on quantitative data presentation and dashboard where they aggregate, compile, normalize, clean and analyze data in continuous basis.

Compared with Hong Kong and Singapore, the ESG consulting market in the U.S. is more mature and it is competitive with over 1,000 market participants in the U.S., providing comprehensive ESG consulting services. The major market participants include Ernst & Young, KKS Advisors, Advisian, Allianz Global Corporate & Specialty and GreenCo Sustainability Consultants.

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Entry Barriers

Brand reputation and awareness: Access to listed companies is critical for ESG consulting services, which requires good brand reputation and awareness. Given the successful project delivery and our experience to date, existing ESG consulting services providers are expected to have already established their reputation and brand awareness, which is hardly achieved by the new entrants. Moreover, leading existing market participants with good brand reputation and marketing channels are more attractive for new clients and able to retain their existing clients. Hence new entrants may need extra effort and time to acquire business from clients. Therefore, existing market players are more competitive in terms of expansion of business network and exploration of new clients.

Industry Expertise: The deployment of ESG consulting services requires sufficient industry knowledge, such as regulatory requirements and ESG rating. Having experienced staffs with profound industry expertise who are able to manage various new and evolving resources and provide professional ESG consulting services to clients are invaluable assets in the market. Leading existing market participants usually have ability to provide better remuneration package and career opportunities, thereby standing a better chance of recruiting experienced staffs.

Comprehensive Services: ESG consultants who are able to provide comprehensive ESG consulting services are generally preferred by the customers. By engaging in full lifecycle of ESG reporting and investment, ESG consulting services providers are able to acquire and attain customers with integrated solutions. Besides, it is the rising trend in the ESG consulting services industry to provide quality of services to meet higher regulatory standards and customer requirements.

Investors are increasingly applying ESG factors as part of their analysis process to identify material risks and growth opportunities. ESG metrics are not commonly part of mandatory financial reporting, through companies are increasingly making disclosures in their annual report or in a standalone sustainability report. Numerous institutions such as Sustainability Accounting Standards Board, Global Reporting Initiative and the Task Force on Climate-related Financial Disclosures are working to form standards and define materiality to facilitate incorporation of these factors into the investment process.

The ESG consulting services are mainly driven by the investors demand and regulatory requirements of the aforementioned institutions and some stock exchanges. The ESG consulting services is an emerging industry and it is highly fragmented and competitive with a large number of market participants, due to the relatively low entry barriers and rising market demand. Accordingly, the leading market participants are difficult to locate without sufficient market data.

Given our experience and strong client base, we believe we are well placed to capture opportunities in the ESG services industry and to expand our footprint.

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BUSINESS

OVERVIEW

Our Mission

Our mission is to provide to our clients a one-stop destination for high-quality and holistic sustainability and climate change related consulting services to support a more sustainable, balanced and inclusive future for our clients’ organizations and the world.

Our Group is primarily based in Hong Kong. Effective July 14, 2022, our Group completed a reorganization to consolidate its business operations in Hong Kong into an offshore corporate holding structure in anticipation of listing on a recognized securities market. The Company was incorporated on April 11, 2022. The Reorganization resulted in the corporate structure as set forth in the chart below. The primary reason for this offering and our listing on the Nasdaq Market is to allow us to raise funds to strengthen our market position and to further expand our market share. The net proceeds from the offering will be used to (i) strengthen and expand our green and sustainable finance and climate risk advisory business in Hong Kong and Singapore and to expand market presence in other international markets; (ii) to enhance our industry positioning and strengthen our business development; (iii) to strengthen our operational efficiency; (iv) for strategic acquisition; (v) for establishing a formal ESG academy, and (vi) for working capital and other general corporate purposes. We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder. We believe that a public listing status will also enhance our corporate profile to the general public and potential investors.

The major steps of the Reorganization were as follows:

(i)	incorporation on April 11, 2022 of Roma Green Finance Limited, an exempted company incorporated in the Cayman Islands as the listing vehicle with an authorized share capital of 50,000,000 ordinary shares, par value of US$0.001;

(ii)	on June 23, 2022 and July 14, 2022, Mr. Cheng entered into a sale and purchase agreement and a deed of variation with the Company respectively, pursuant to which Mr. Cheng transferred his 100 shares (representing 100% shareholding interest in Lucky Time Ventures Limited), to the Company in consideration of the Company allotting and issuing a total of 6,562,499 Ordinary Shares credited as fully paid to Top Elect Group Limited; and

(iii)	on September 2, 2022, the authorized share capital of the Company was increased to US$500,000 divided into 500,000,000 ordinary shares with par value of US$0.001 each.

Therefore, as a result of the Reorganization: (i) Top Elect Group Limited, a holding company incorporated in the British Virgin Islands that is 100% owned by Mr. Cheng, owned 100% of our Company and (ii) the Company is a holding company and owns 100% of Lucky Time Ventures Limited, (iii) Lucky Time Ventures Limited owns 100% of RRA, and (iv) RRA owns 100% of Roma (S).

On June 23, 2022, our Company acquired the entire issued share capital of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 Shares to his nominee, Top Elect, credited as fully paid. On October 24, 2022, our Company allotted and issued 38,622 Shares to Next Master for an aggregate consideration of US$77,244. On the same date, our Company capitalized a loan in the amount of US$90,000 due to Next Master by allotting and issuing 45,000 Shares to Next Master. Also on the same date, Next Master and Trade Expert acquired 221,567 Shares and 326,029 Shares from Top Elect for a consideration of US$443,134 and US$652,058, representing 3.33% and 4.91%, respectively, of the enlarged entire issued share capital of the Company immediately upon completion of the above.

We are principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. We were founded in 2018 and have since been providing core sustainability program development and ESG reporting services which enables corporations to comply with the applicable rules and regulations relevant to their industry and/or country. We are driven by our passion to help corporations enhance their ESG performance as a means to business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit etc.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with the client’s specific needs.

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For the two fiscal years ended March 31, 2022 and up to the date of this prospectus, we served a diverse set of more than 170 clients across a wide variety of industries.

Our experienced team members include many individuals who are widely recognized as experts in their respective fields. Those professionals include CPA, CISA, CESGA, SCR and AICPA. Our team of professionals offer expertise, knowledge and experience gained from their experience on a wide and comprehensive range of services provided to a diversified field of industries of various sustainability projects.

OUR SERVICES

We provide sustainability and climate change advisory services to our clients. These services include:

Sustainability Program Development – we support our clients with sustainable corporate growth and help them to integrate sustainability-related strategies across their organization and compile a comprehensive sustainability program. Certain clients may also outsource certain aspects of their sustainability program to us for consultation and planning.

A brief description of our sustainability program development service is set out as follows:

(1)	Planning

Generally, every client has its unique and complex business and operation. Their underlying risk and opportunities, as well as potential environmental, economic and social impacts can be distinct and sensitive. Therefore, our professional team takes an individual approach to clients. Our team of experienced experts approach the clients to understand their business and industry, organizational goals and objectives, entity-specific sustainability initiatives and expectation and interest of management.

(2)	Stakeholder engagement

Our professionals assist the clients to engage their stakeholders. We work with our clients to build the optimal communication strategy, to integrate both internal and external stakeholders for our clients to understand their views and priorities in a systematic way, determine the material aspects impacting their sustainable development, as well as engage them in ESG-related discussions on existing performance and future goals.

(3)	Formation of sustainability program

We then partner with clients to incorporate the feedbacks and priorities from their stakeholders in formulating corporate sustainability initiatives and business development strategies. We help clients to identify and evaluate key strengths and weaknesses, and in turn help develop their unique and distinctive ESG program.

Our experts work closely with clients’ management to establish the governance for the corporate sustainability with clear roles and responsibilities defined for various levels of management, develop new policies and initiatives, and select relevant KPIs. We also guide our clients on process flow, data collection and internal coordination.

(4)	Human capital management and community engagement

With the development, global awareness and commitment to the ESG landscape, organizations continue to enhance their focus on social issues, from human capital management to commitment on communities. We help our clients to build inclusive programs to attract, retain and develop talents which also cultivates a diverse, inclusive and belonging corporate culture.

Our services also include articulating the community engagement plan, which delivers clients’ purpose and corporate value to the communities in which they do business. A clear community engagement plan creates opportunities for our clients to engage with local people and demonstrate clients’ advocates on key societal issues.

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ESG Reporting – we help clients build their ESG profile and support their ESG reporting in compliance with the prevalent ESG-related standard and reporting framework.

A brief description of the flow of our consulting process in ESG reporting is set out as follows:

(1)	Project kick-off

Our team of experienced experts kick start the project by understanding client’s business, corporate structure, current ESG practices and expectations of management to identify the appropriate reporting framework and standards, scope and reporting period of the ESG report to clients and allow the client to choose their preferred approach to the ESG reporting.

(2)	Stakeholder engagement

Our professionals assist the clients to identify their stakeholders including but not limited to their customers, shareholders, employees and the communities. We have structured stakeholder dialogue questionnaires and survey tools to collect the relevant requirements, expectations and interests of stakeholders to perform the subsequent assessment.

(3)	Materiality assessment and management of ESG risks and opportunities

Our team collaborates with client’ management team on conducting materiality assessment, through qualitative and quantitative analysis, to identify and evaluate material factors specific to client’s organization. Our services also provide a materiality matrix based on the results from the stakeholder engagement exercise to be included in the ESG report.

(4)	Determining the structure of ESG framework

We partner with clients to build the structure of ESG framework to assess and manage the ESG-related risks and opportunities, as well as establish the strategic growth objective and sustainable development goals.

We apply our strong technical knowledge on the analysis of clients’ distinct businesses and their related ESG risks and opportunities. Our team aims to help clients to escalate their ESG program to develop new initiatives, enhance governance, establish relevant metrics and KPIs to capture activities with an impact on ESG areas and set up ESG-related policies and performance measurements.

We provide guidance and advice to clients on establishing sustainable development targets that both address the expectation and interests of key stakeholders and be in line with the strength of the company to differentiate our clients from their peers.

(5)	ESG report compilation

Our services help our clients in developing the ESG narratives and disclosures for the ESG report based on the prevalent ESG-related standard and reporting framework. We also assist in the information collection by coordinating the cooperation with client’s representatives of individual functions and departments. We review the strategic importance of individual ESG topics and supervise the information disclosure on the ESG report with regard to their respective strategic importance. We emphasize the accuracy and transparency of the ESG reports our clients deliver.

(6)	Add-on services to ESG reporting

On the request of clients, we also provide ESG report translation services to assist client to deliver and present their ESG reports in different languages. In addition, we also provide graphic design which aligns with client’s corporate image.

(7)	Final communication and recommendations for improvement

Our team identifies and evaluates weaknesses and present our findings and recommendations to clients’ management to enhance their ESG reporting process and monitoring of metrics and goals.

Corporate Governance and Risk Management –we deliver value-adding services to support clients in managing and enhancing their corporate governance, enterprise risk management, compliance and internal audit activities.

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A brief description of our service offering in connection with corporate governance and risk management is set out as follows:

(1)	Corporate governance

Our team of experienced experts help clients design an effective and systematic corporate governance structure in compliance with regulatory requirements. We also assess the existing governance framework of clients to cope with the governance regulatory changes.

We work closely with client’s management on improving the board effectiveness and demonstrating the role of board as representative of the shareholders. Our professionals coach client’s board / board committees including developing a clear “tone from the top” and setting up their terms of reference. We also review and implement anti-fraud programs, ethics policy, change management and other monitoring and reporting processes.

(2)	Risk management

All organizations need to manage the risks that are relevant to their success. Our professionals support our clients in many aspects as follows:

-	we help our clients establish a strong risk governance and protect the value from strategic risks;
-	we assess and measure the control culture of clients;
-	we produce / enhance policies and procedures, other compliance manuals which are customized to clients’ unique requirements for them to run their risk management processes;
-	we interview clients’ management and employees to collect data and establish/update the risk register;
-	we hold risk workshops with clients’ management to facilitate them in developing organization risk profile;
-	we provide advisory services to clients on their establishing of key risk and risk appetite both on matching the enterprise-wide consistency and addressing specific needs from functions / business units;
-	we work closely with our clients in identifying, measuring, monitoring, reviewing and reporting on risks;
-	we advise clients on how to improve and get more value from their existing risk management processes; and
-	we run bespoke training on risk management and internal control to clients.

(3)	Compliance

Our compliance services offerings cover a wide range of compliance obligations clients need to comply with. Our team conducts complete assessment on client’s compliance program design and control to identify the issues and gaps within the organization. Based on the assessment results, we then provide insight and recommendations to clients and assist them in re-designing and establishing policies and processes.

We help clients assess and design compliance management system to monitor the control operation in supporting relevant regulatory and governance reporting requirements.

We partner with law firms to deliver trainings on compliance-related topics to clients’ management and employee to raise their awareness on compliance. For example, we offer anti-corruption training program for clients.

(4)	Internal audit

We provide internal audit outsourcing, co-sourcing and other advisory services.

Some organizations outsource fully or partly their internal audit function to us, as their internal audit consultant, strive to increase the value of internal audit function by the followings:

-	we understand the clients’ key business processes and their expectations of internal audit;
-	we implement the internal audit methodologies and set up performance measurement and reporting mechanisms which are tailored to each client’s needs;
-	we help clients complete the control testing and identify any weakness;
-	we provide objective process improvement advisory with an aim to enhance the effectiveness;
-	we identify the opportunities to enhance capabilities and processes;
-	we conduct operational efficiency review and support client improve their competitiveness and/or reduce costs through adoption of enhanced business processes and controls; and
-	we also provide external quality assessment services.

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Our team of professionals with extensive internal audit experiences also provide other internal audit related consulting services as follows:

-	we work with clients’ management in establishing their internal audit function and developing internal audit methodology, planning, audit plan, communication protocols, quality assurance and training for clients; and
-	we help clients to produce or enhance the policies and procedures manuals.

Climate Change Strategies and Solutions – we provide guidance and support to clients in building climate strategies which align with their climate goals and targets.

A brief description of our services in relation to climate change strategies and solutions is set out as follows:

(1)	Climate-related risks management

Our team of experts assists our clients to identify and prioritize the risks and opportunities arising from climate change through multiple intelligence collection from internal and external stakeholders. Climate risks are typically classified into two major categories: physical risks and transition risks. Drawing upon the relevant quantitative and qualitative assessments on the material risks, we support client to map the key risks with business activities and develop the framework to evaluate such climate-related impacts.

(2)	Climate change strategies development

Our team works to design and build the strategies, plans and processes to address climate-related risks and opportunities in order to help our clients to manage the impacts of climate change, respond to unexpected environmental disruption and mitigate potential transition risks and financial risks caused by policy changes, market preferences and technology development towards a low-carbon economy. Our understanding and experience in ESG enable us to provide guidance to clients on integrating the climate-related risks and opportunities into business strategies and making compelling disclosures to key stakeholder audiences.

(3)	Climate change scenario analysis

We conduct scenario analysis, quantitative, qualitative or a combination of both, to help clients effectively identify and assess the potential implications of climate-related risks and opportunities on business performance.

Environmental Audit – we provide on-site investigations on agreed upon scope with clients to meet clients’ needs on fulfilling specific environmental requirements and standards. Our team conducts assessment and audit to identify any material environmental risks and suggest mitigating actions to clients.

ESG Rating Support and Shareholder Communication – we help clients to review and improve their ESG / sustainability ratings and indices. Our services aim to help clients to articulate a compelling equity story and set up best practice investor relations strategy.

Through gap analysis against the relevant rating methodology, we identify weakness and recommend actions to clients to boost their ESG / sustainability scores and ratings. We also help clients elevate the ESG-related disclosure to achieve better ratings, demonstrate transparency and strengthen the corporate image. Our team also conducts benchmarking of clients’ sustainability performance against their peers and/or industry best practice, which in turn helps the clients to position themselves strategically.

Investors and shareholders are increasingly focusing on sustainable investing and integrating ESG / sustainability performance into their investments analysis and decision making. We work to establish policies and strategies to facilitate clients’ ongoing communication and engagement with shareholders and potential investors.

Education and Training – we deliver trainings, workshops, discussion forums on ESG and/or sustainability topics. Our team of experts also design customizable training programs across various ESG and/or sustainability objectives that are tailored to individual client’s needs and enhance their ESG skills. We also intend to establish a formal ESG academy which will offer trainings, workshops and gaming services to boost the ESG awareness of professionals and the general public (including students).

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PRICING POLICY

We charge our clients an agreed-upon advisory fee, which is determined on a case-by-case basis with reference to, among others, the scope and complexity of services to be provided, intensity of project timeline, the estimated time and amount of work required by the professionals assigned to the project. Our service fee is generally payable in two installments upon the occurrence of the milestone events defined in the service contract, namely, (i) signing of the service contract; and (ii) upon delivery of draft reports and/or other deliverables.

OUR CLIENTS

Our clients include listed companies in Hong Kong and Singapore, private companies, as well as non-governmental organizations. With ESG and sustainability becoming important for companies preparing to go public, we also have an increasing number of IPO clients who consider communicating the corporate sustainability and climate change strategies as an essential part of their listing process.

Our revenue is not dependent on any one single client. In the year ended March 31, 2022 and 2021, our top five clients represented approximately 11.8% and 33.2% respectively, of our total revenues, with these revenues derived from over several projects.

We have a growing and diverse base of clients. During the year ended March 31, 2022 and 2021, we had 142 and 108 clients that engaged at least one service from us, respectively.

We believe that clients retain with us because of our recognized expertise and capabilities in ESG and sustainability, as well as our reputation for satisfying clients ‘needs.

COMPETITIVE STRENGTHS

We maintain the following competitive strengths:

Comprehensive ESG / sustainability services provider — We provide all-rounded and comprehensive ESG / sustainability services to our clients to fulfil their varying needs. Each corporate has its unique ESG journey. Our team of experts guide our clients throughout each stage of their ESG journey from establishing a measurable and accountable sustainability program, developing the climate change related strategies and solutions, articulating the tailored ESG / sustainability reporting. Our comprehensive suite of services also include advisory in connection with corporate governance and risk management, which are designed to assist clients navigate challenges and opportunities across the operation and build an effective risk management and compliance program.

Our experts also assist clients in addressing other needs, including providing environmental audit, ESG rating support and shareholder communication, as well as sustainability-related education and training. We believe our capability to provide comprehensive ESG / sustainability services not only helps clients to meet their needs across the business lifecycles, but also fosters our long-term relationship with them. We have been able to maintain a high level of client retention. During the year ended March 31, 2022, over 70% of the total clients for the year ended March 31, 2021 have continued to engage us for services.

Our experience in the provision of ESG / sustainability services to a diversified range of clients (the majority of which are listed companies in Hong Kong and Singapore) help us retain and attract more clients which will then enable us to optimize our client coverage effort, create new business opportunities and in turn generate diversified sources of revenue and maximize our revenue.

Strong client base and experience —We have a growing and diverse base of clients. We believe that market reputation and clients’ confidence in our services are indispensable to our continuous success. Our major clients are mainly listed companies in Hong Kong and Singapore as well as private companies and non-governmental organization. Since our establishment in 2018 and notwithstanding our short operating history, we have served over 170 clients. Our clients have a diverse spectrum of industry sectors including financial services, property development, property management services, pharmaceutical, manufacturing, logistics, education, natural resources and technology, media and telecom. We believe our diversified client base mitigates the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

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Experienced management team and diversified talent pool — Mr. Cheng, Chairman and Chief Executive Officer who has over 10 years of industry experience, together with our senior management team have experience and competency in ESG / sustainability, and are responsible for establishing the business strategies, leading and managing the operations, overseeing the business performance and coordinating the resources. Leveraging on the capabilities and experiences of our management team, we have been successfully expanding our service scope and client base. For details of the biographies of our management team, please refer to the section headed ‘‘Directors and senior management’’ in this prospectus.

In addition, we have a team of professional and trained staff from diverse background including but not limited to environmental management, social science and business studies. We believe our success is driven by our talents and their ability to serve as trusted consultants for our clients. Hence, our team’s diverse background and expertise are essential to supporting our clients on their different needs. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, identify and capture business opportunities, build a long-term relationship with clients and procure new clients.

BUSINESS STRATEGIES

Our objective is to continue to strengthen our competitive position as the preferred provider of ESG and sustainability advisory services. We seek to strengthen this position while increasing revenue, cash flow, profitability, and market share. Our key strategies to accomplish these objectives include:

Continue to increase our market penetration in Hong Kong and Singapore— Through our technical expertise and strong client relationships, we intend to increase our existing presence in the Hong Kong and Singapore markets. Many of our clients have appointed us for a specific service such as ESG reporting. As we have diversified and expanded our service offerings, and as clients have grown accustomed to our service quality, we plan to promote additional ESG / sustainability services to existing clients helping them to meet increasing expectation and concern from investors and regulators on a company’s ESG / sustainability. We also intend to deploy more resource in expanding the market in Singapore, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in perusing new clients and driving growth.

Expand our worldwide footprint in particular the US — We intend to replicate our success in Hong Kong and expand and build our worldwide presence in particular the US. We believe that the new global ESG-related reporting standards and regulations will continue to evolve and demand more credible corporate disclosures. The demand for ESG and sustainability services is still growing worldwide. We intend to provide our ESG / sustainability services to US-listed foreign companies located in the Asia Pacific region including but not limited to Hong Kong, Singapore, Taiwan and Malaysia with our geographic reach and our local experience with global mindset.

Recruit and Retain Professionals — Given our professionalism, our ability to recruit, develop, promote and retain talent is one of the key to our continued success and enables us to capture market share. We expect a strong team of experienced staff equipped with relevant knowledge and good client connections helps increase our project execution capacity and provide quality services to our clients. We believe our mission and focus on supporting a more sustainable, balanced and inclusive future for our clients and the world, our strong emphasis on ownership opportunities for our staff, supporting their career development and building inclusive corporate culture creates a competitive advantage when competing for professionals. Our sustainable growth is only possible because of the ability of our people and the impact and value we made to our clients when they are facing their challenges and opportunities. We are committed to investing in our people and supporting them with tools and resources necessary to grow.

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IMPACT OF COVID-19 ON OUR OPERATIONS

Our business could be affected by public health epidemics. A strain of SARS-CoV-2, which causes the COVID-19 disease, was first reported in December 2019. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic.

This outbreak of COVID-19 has led to companies like us and our business partners to adopt temporary adjustments to work schedules and travel plans, arranging employees to work from home and providing services to our clients remotely which may result in lower efficiency and productivity. We and our clients also experienced limitations having face-to-face meetings due to quarantine measures and travel bans imposed by governments to contain the spread of this outbreak which may affect our service quality.

In addition, our business depends on our people. If any of our employees has contracted or is suspected of having contracted COVID-19, they would be required to be quarantined and they could pass it to other of our employees, potentially resulting in disruption to our business. Furthermore, as the COVID-19 continues to threaten the global economy and financial markets and cause decline in general economic activities, our results of operations could be adversely affected by the COVID-19 outbreak.

Although the COVID-19 outbreak has had a limited impact on our results of operations for the year ended March 31, 2022 and our revenues increased as compared to the year ended March 31, 2021, the extent to which the COVID-19 outbreak will impact our future financial condition and results of operations will depend on, to a larger extent, future developments and new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2022 and beyond.

COMPETITION

The market we operate in is competitive but fragmented. There is no single or group of companies that dominate across the entire ESG and sustainability consulting market in which we carry on our business. For details of the competitive landscape of the ESG consulting service industry and the market drivers, see “Market and Industry Data”.

Competition is primarily based on service scope, pricing, professionals, service performance and client satisfaction. Our competitors may be international companies having greater brand recognition, more staff and other resources across the global than that of us. Apart from large multinational consulting firms, we also face competition from local small and medium-sized consulting services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, team of experts with sharing mission and the senior management’s sound leadership as more particularly set out in “Competitive Strengths” and ‘‘Business Strategies’’ have differentiate us from our competitors as a reputable ESG / sustainability consulting services provider.

In addition, the ESG / sustainability consulting service industry has barriers to entry which would make it difficult for new competitors to enter the market. For details, please see “Market and Industry Data”.

SALES AND MARKETING

In general, our projects originate from the networks of our senior management, referrals from existing clients or other business partners and direct approaches by clients. We have outsourced our sales and marketing function, to independent third party service providers of which the business development representatives attract the new clients through calls, emails and other marketing means.

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As we are a relatively young company, we see the outsourcing of sales and marketing as a cost-effective way to manage our regular sales and marketing activities. Levering the client portfolio and sales network of the outsourced service provider, it allows us to reach to a larger group of potential clients and provide us with the flexibility in adjusting and re-allocating marketing expenditure. However, as we mature and grow and our database expands, we intend to take the sales and marketing aspects in-house so as to reduce outsourcing costs and to enable us to compile a larger internal database for expansion.

We also partner with law firms in organizing seminars and trainings where we share our industry knowledge, market trends and new standards and regulations, as well as introduce our services to our clients and potential clients.

We focus on investing in cost-effective marketing initiatives and will continue in evaluating the effectiveness of different marketing means in optimizing the marketing expenses allocation.

INTELLECTUAL PROPERTY

We do not have any self-owned intellectual property. On April 1, 2022, we licensed the use of three trademarks in Hong Kong in relation to the tradename “Roma” until April 1, 2023 and thereafter on a monthly basis pursuant to the terms of a license agreement.

EMPLOYEES

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2022, we had approximately 17 full-time employees and directors, of which 16 were located in Hong Kong and one was in Singapore, as compared to 11 persons as of March 31, 2021, all of whom were located in Hong Kong.

INSURANCE

We purchased business insurance which covers loss or damages arising from business interruption, certain money losses due to theft to the extent any cash is handled by the Company, physical malicious attacks against Company personnel, office contents, public liability and employee compensation. It also covers public liability and relevant employees’ compensation.

LITIGATION AND OTHER LEGAL PROCEEDINGS

As of the date hereof, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

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REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Hong Kong. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Hong Kong on our business and operations.

LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN HONG KONG

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Hong Kong.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the ‘‘BRO’’)

Under the BRO, every company or individual who carries on a business in Hong Kong is required to apply for a business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business. Business registration does not serve to regulate business activities and it is not a licence to trade. Business registration serves to notify the Inland Revenue Department of Hong Kong of the establishment of a business in Hong Kong. Business registration certificate will be issued on submission of the necessary document(s) together with payment of the relevant fee and is renewable every year or every three years (if business operators elect for issuance of business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the ‘‘IRO’’)

The IRO is to govern taxes on property, earnings and profits in Hong Kong. The IRO provides, among other things, that profits tax shall be charged on every company or person carrying on a trade, profession or business in Hong Kong in respect of its or his or her assessable profits arising in or derived from Hong Kong. With effect from the year of assessment of 2018/2019, profits tax rate are at the rate of 8.25% on any part of assessable profits up to HK$2,000,000, and that of 16.5% on any part of assessable profits over HK$2,000,000 for corporate taxpayers. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the ‘‘OSHO’’)

The OSHO provides for the safety and health protection to employees in workplaces, both industrial and non-industrial. Employers must, as far as reasonably practicable, ensure the provision of a safe and healthy conditions in their workplaces by providing and maintaining plant and work systems that do not endanger safety or health, making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, providing all necessary information, instruction, training, and supervision for ensuring safety and health, providing and maintaining safe access to and egress from the workplaces and providing and maintaining a safe and healthy work environment.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”)

The EO regulates the general conditions of employment and matters. It provides for various employment-related benefits and entitlements to employees and obligations of employers. All employees covered by the EO, irrespective of their hours of work, are entitled to protection including payment of wages, restrictions on wages deductions and the granting of statutory holidays. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment.

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Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the ‘‘MWO’’)

The current MWO provides for a prescribed minimum hourly wage rate (currently set at HK$37.5 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the ‘‘MPFSO’’)

Under the MPFSO, employers shall participate in a Mandatory Provident Fund (‘‘MPF’’) Scheme for employees employed under the jurisdiction of the EO. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately. The Monetary Provident Fund Authority also assumes the role of the Registrar of Occupational Retirement Schemes, which is alternative to the MPF Scheme for the retirement protections set up for employees in Hong Kong.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the ‘‘ECO’’)

Under the ECO, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the ECO and at common law for injuries at work in respect of all their employees (comprising full-time and part-time employees). It establishes a no-fault, non-contributory employee compensation system for work injuries.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance was set to commence full operation on December 14, 2015 and prohibits restrictions on competition in Hong Kong through three competition rules: (i) the first conduct rule, the second conduct rule and the merger rule. The first conduct rule and the second conduct rule apply to all sectors of the Hong Kong economy, while the merger rule only applies to mergers involving carrier license holders within the meaning of the Telecommunication Ordinance (Chapter 106 of the Laws of Hong Kong).

The first conduct rule prohibits businesses from making or giving effect to an agreement, engaging in a concerted practice, or making or giving effect to a decision of an association, if the object or effect to harm competition in Hong Kong. The agreement includes any agreement, arrangement, understanding, promise or undertaking, whether express or implied, written or oral, and whether or not enforceable or intended to be enforceable by legal proceedings. The Competition Commission will consider various approaches of business conduct, including price fixing, market sharing, bid rigging and output restrictions, resale price maintenance, and joint ventures, joint tendering, franchising and distribution agreements.

The second conduct rule prohibits businesses with a substantial degree of market power from abusing the power through engaging in conduct that has the object or effect of harming competition in Hong Kong. The Competition Commission’s approach to different types of business conduct, including below-cost pricing, tying and bundling, margin squeezing, refusals to deal and exclusive dealing.

The Competition Commission may apply to the Competition Tribunal for a pecuniary penalty to be imposed on any person it has reasonable cause to believe has contravened a competition rule or has been involved in a contravention of a competition rule, including, among others: (i) imposing a pecuniary penalty; (ii) disqualifying a person from acting as a director of a company. Schedule 3 to the Competition Ordinance sets out a list of orders that may be made by the Competition Tribunal.

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (the “PDPO”) is applicable to both the private and the public sectors. It sets out how data users should collect, handle and use personal data, complemented by the other provisions imposing further compliance requirements under its six Data Protection Principles.

In general, the six Data Protection Principles stipulate that the personal data shall only be collected for a lawful purpose and under fair means directly related to a function or activity of the data user.

The data subject shall be fully informed. Second, the data users shall take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for such purpose. The data user shall erase all such personal data that is no longer required. Third, the personal data collected shall not be used for any new purpose which is not or is unrelated to the original purpose unless express and voluntary consent is obtained from the data subject. Fourth, the data user shall take all practicable steps to protect the personal data it collected and against any unauthorised or accidental access, processing, erasure, loss or use. Fifth, the data user shall ensure the openness of the personal data policies and practices, the kind of personal data held and the main purpose of holding it. Sixth, the data subject shall be entitled to access, correct the personal data given. The data subject can withdraw the consent previously given by written notice.

The Office of the Privacy Commissioner for Personal Data in Hong Kong may conduct investigations of any suspected contravention of the PDPO and may issue enforcement notice to the data user directing remedial and/or preventive steps to be taken . It is an offence for contravening the enforcement notice such issued with a maximum penalty of a fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. In addition, section 9 of the PDPO stipulates the consequences regarding doxing-related offences and the direct marketing provisions. In general, it is an offence if a person discloses any personal data of a data subject without the relevant consent, and depending on the intent, the maximum penalty upon conviction is a fine of up to HK$1,000,000 and to imprisonment for 5 years.

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LAWS AND REGULATIONS RELATING TO OUR BUSINESS IN SINGAPORE

Personal Data Protection Act

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the following obligations prescribed by the PDPA:

(a)	Purpose limitation obligation – personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(b)	Notification obligation – individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure;

(c)	Consent obligation – the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(d)	Access and correction obligations – when requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control;

(g)	Retention limitation obligation – an organization must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)	Openness obligation – an organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures available on request.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

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Do Not Call Obligations

In addition to the general data protection obligations imposed under the PDPA, the PDPA also generally prohibits organizations and individuals from sending direct marketing messages (in the form of voice calls, text or fax messages) to Singapore telephone numbers, including mobile, fixed-line, residential and business numbers, registered with the Do Not Call Registry (the “DNC Registry”), as maintained by the PDPC (the “DNC Obligations”). The DNC Obligations only apply to the sending of “specified messages” as defined in the PDPA, which are marketing messages that offer, promote or advertise goods or services. Such specified messages typically include messages which offer to supply, advertise or promote a property or a supplier of property.

Pursuant to the DNC Obligations, before an organization sends any specified messages to a Singapore telephone number, it must first check whether that Singapore telephone number is listed in the relevant register of the DNC Registry. A failure to check the relevant register is an offense under the PDPA, unless certain exceptions apply.

Advisory Guidelines for the Real Estate Agency Sector

The PDPC has also published a set of advisory guidelines, developed in consultation with the CEA, which is intended to facilitate compliance of real estate agents with the obligations under the PDPA. Although these guidelines are not legally binding, they are nevertheless helpful on the basis that the guidance and examples therein have been tailored for the real estate agency sector and will thus be indicative of the manner in which the PDPC will interpret certain provisions of the PDPA in the context of the real estate agency sector.

Regulations on Labor

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than or equal to S$750 a month, the employer’s contribution rate is 17% of the employee’s wages.

COVID-19 (Temporary Measures) Act

The COVID-19 Act came into effect in Singapore on April 7, 2020. Under the COVID-19 Act, the Minister of Health may make regulations and make control orders for the purpose of preventing, protecting against, delaying or otherwise controlling the incidence or transmission of COVID-19 in Singapore. Control orders may make provisions including the following: (a) requiring people or certain people to stay at or in, and not leave, a specified place (whether or not a place of accommodation); (b) restricting movement of or contact between people, including prohibiting or limiting group activities or other activities of people within the specified place in paragraph (a), restricting the use of any facilities at that place and limiting movement to and from that place, whether by time or location; (c) requiring closing or limiting access to any premises or facility at a specified time, in a specified manner or to a specified extent, in relation to any premises or facility used to carry out any business, undertaking or work; (d) restricting the time, manner or extent for the carrying out of any business, undertaking or work, including prescribing restrictions on the maximum number of people, opening hours or facilities provided, for the carrying on of the business, undertaking or work.

The COVID-19 Regulations, which came into effect on April 7, 2020, contains requirements and restrictions relating to, among others, safe distancing and safe management measures relating to permitted enterprises.

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MANAGEMENT

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Name	Age	Title

Executive Officers and Directors:
Cheng King Yip	34	Chairman, executive Director and Chief Executive Officer

Luk Huen Ling Claire	44	Executive Director

Key Personnel:
Koh Chuan Yong	39	Business Development Manager

Independent Non-executive Directors:
Cheng Yu-Pei	46	Independent non-executive Director

Tsang Ho Yin	37	Independent non-executive Director

Wong Kai Hing	48	Independent non-executive Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Executive Officers and Directors:

Mr. Cheng King Yip is our Chairman, executive Director and Chief Executive Officer. He joined our Group in August 2018 and was appointed a Director on April 11, 2022. Mr. Cheng possesses more than 10 years of professional experience in accounting, internal controls assessment, sustainability advisory and corporate governance advisory. He is primarily responsible for the strategic planning and execution of our Group’s strategies as well as overseeing the day-to-day aspect of our Group’s operations.

Mr. Cheng received a bachelor of business administration (Honors) degree in Accountancy and Management Information Systems from the City University of Hong Kong in July 2010. He has been a member of the Hong Kong Institute of Certified Public Accountants since March 2014 and accredited as a certified ESG analyst by The European Federation of Financial Analysts Societies in November 2020 and Certified information systems auditor in June 2017.

From December 2010 to July 2013, Mr. Cheng worked for KPMG and his last position was an assistant manager in the risk advisory and financial audit area. From July 2013 to January 2015, Mr. Cheng worked for Techtronic Industries Company Limited, a company listed the HKSE (stock code: 00669) and his last position was a senior auditor of internal audit. From January 2015 to July 2017, Mr. Cheng worked at Deloitte Risk Advisory and his last position was a supervisor in the risk advisory function. From August 2017 to April 2018, he was the financial controller of Success Dragon International Holdings Limited, a company listed on the HKSE (stock code: 01182). Mr. Cheng also served as a non-executive director of Cool Link (Holdings) Limited, a company listed on GEM of the HKSE (stock code: 08491) from February 2019 to January 2021 as a independent non-executive director of Summi (Group) Holdings Limited, a company listed on HKSE (stock code: 00756) between July 2022 and September 2022.

In January 2018, Mr. Cheng founded Ranger Advisory Co. Limited to provide wide range of ESG advisory and reporting services for listing companies in Hong Kong and Singapore as well as start-up companies. Since the establishment of RRA, Ranger Advisory also fully supported the ESG and internal control advisory services offered by RRA and Mr. Cheng was appointed the head of ESG advisory of Roma Group Limited until his acquisition of RRA in March 2022.

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Ms. Luk Huen Ling Claire (formerly known as “Luk Yung Claire”) joined our Group on March 30, 2022 and was appointed as a Director August 25, 2022, and appointed as executive Director on [*]. Ms. Luk possesses over 13 years of experience in corporate communications and marketing.

Ms. Luk obtained a bachelor’s degree in fine arts from the Hong Kong Academy for Performing Arts in July 2003, a master’s degree of business in marketing from the University of Technology, Sydney, Australia in March 2010. She is currently pursuing her education doctoral degree from the Meridian University in the United States.

From November 2006 to May 2008 she worked as a wardrobe manager at the Ocean Park, one of the largest theme parks in Hong Kong, where she was responsible for strategic planning, administration and management of all wardrobe staff. Ms. Luk also gained experiences in marketing, business development and investor relation activities in previous engagements. Ms. Luk then joined Roma Group Limited as a senior consultant in December 2008 and became marketing director of the group in February 2011. Between March 2010 and December 2010, she worked as head of communications, Asia at Aedas Limited. Ms. Luk had been a part time lecturer at the Hong Kong Academy for Performing Arts teaching management related subjects. In November 2014, Ms. Luk founded ST8GE Group Limited, a private company specializing in corporate training, team building and executive coaching in Hong Kong.

Ms. Luk had been an independent non-executive director of various listed companies on the HKSE and GEM of the HKSE, including DL Holdings Group Limited (stock code: 01709) (formerly known as Season Pacific Holdings Limited with stock code: 08127), from September 2015 to September 2020, Hon Corporation Limited (a company whose shares were listed on GEM of the HKSE and delisted on June 22, 2022, stock code: 08259) from November 2019 to May 2022 and has been appointed as an independent non-executive director of Cool Link (Holdings) Limited (stock code: 08491) since February 2019.

Key Personnel:

Mr. Koh Chuan Yong (“Mr. Koh”) joined our Group in March 2022 as a business development manager responsible for our Singapore operations and sales. Mr. Koh obtained a bachelor’s degree in business management from the Aventis School of Management, Singapore a partner institution of Kingston University London in 2016 and possesses over 10 years of experience in business development and sales.

From October 2010 to August 2012, Mr. Koh joined Eurekahedge as a business development executive covering institutional sales for hedge funds research. He then joined CEIC Data from September 2012 to January 2015 with a business development manager role covering sales to South East Asia clients. Between September 2015 and July 2016, Mr. Koh worked for ActiveViam (formerly known as Quartet FS) as a business manager for the Asia Pacific markets. Following that, Mr. Koh worked as a business development manager at Singapore Corporate Services from February 2017 to February 2022 where he was mainly responsible for overseeing the sales of valuation and ESG reporting services of Roma Group Limited in Singapore.

Independent Non-executive Director(s):

Ms. Cheng Yu-Pei (“Ms. Cheng”) was appointed as independent non-executive Director of the Company on [*]. Ms. Cheng will service as the chairman of the compensation committee and as a member of the audit and nomination committee. Ms. Cheng is primarily responsible for overseeing and advising on the corporate guidance, quality control and governance matters to the management team.

Ms. Cheng obtained her bachelor of science degree in Chemistry and master of science degree in bioinformatics and structural biology from the National Tsing Hua University, Taiwan in June 1999 and July 2004, respectively. Ms. Cheng has over 15 years of experience in quality system development, operational regulatory affairs and leadership in the medical device and pharmaceutical industry. From May 2007 to March 2013, Ms. Cheng worked at SHL Group and her last position was senior regulatory specialist for corporate quality and regulatory affairs. She then joined SGS Group from March 2013 to October 2017 and left as a senior specialist-lead auditor. From October 2017 to April 2020, Ms. Cheng worked Samsung Bioepis in South Korea and was the senior manager and principal scientist of the risk management and usability function and project team at the time of her departure.

Between April 2020 and August 2022, Ms. Cheng had been an independent consultant to various healthcare, medical devices and pharmaceuticals companies in Taiwan. Since August 2022, Ms. Cheng took up the associate technical director role at Altek Biotechnology corporation in Taiwan.

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Ms. Cheng has is an accredited lead auditor for ISO 9001:2015 since August 2015, an accredited lead auditor and product assessor for 13485:2016 since August 2016. She was one of the authors of the publication Chapter 26 Medical Device Quality System Requirements, Fundamentals of Canadian Regulatory Affairs, Third Edition, 195-201 (2011), RAPS, and Synthesis of α-galactosyl ceramide and the related glycolipids for evaluation of their activities on mouse splenocyte, Tetrahedron 61, 1855-1862 (2005).

Mr. Tsang Ho Yin (“Mr. Tsang”) was appointed as independent non-executive Director of the Company on [*]. Mr. Tsang will service as the chairman of the nomination committee and as a member of the audit and compensation committee. Mr. Tsang is primarily responsible for overseeing and advising on the corporate governance and regulatory matters to the management team.

Mr. Tsang obtained a bachelor in laws degree and a bachelor in commerce (accounting) degree, both from the University of Melbourne, Australia in August 2008. Mr. Tsang obtained a master in laws degree from the University of Melbourne, Australia in August 2010 and obtained the postgraduate certificate in laws from the City University of Hong Kong in July 2011. Mr. Tsang was admitted as a solicitor in Australia and Hong Kong in May 2012 and December 2013, respectively. He then joined Messrs. Stevenson, Wong & Co., and is currently a partner, specializing in corporate finance and commercial law.

Mr. Tsang has been a non-executive director of China Regenerative Medicine International Limited, a company listed on GEM of the HKSE (stock code: 08158) since January 2020, and Summi (Group) Holdings Limited, a company listed on the HKSE (stock code: 00756) between July 2022 and September 2022, respectively, and an independent non-executive director of Crosstec Group Holdings Limited, a company listed on the HKSE (stock code: 03893) and Sterling Group Holdings Limited, a company listed on the HKSE (stock code: 01825), both with effect from September 28, 2021.

Mr. Tsang was an independent non-executive director of Inno-Tech Holdings Limited (a company whose shares were listed on GEM of the HKSE and delisted on July 13, 2021, stock code: 08202) from June 2019 to June 2020.

Mr. Wong Kai Hing (“Mr. Wong”) was appointed as independent non-executive Director of the Company on [*]. Mr. Wong will service as the chairman of the audit committee and as a member of the nomination and compensation committees. Mr. Wong is primarily responsible for overseeing and advising on the corporate governance and accounting matters to the management team.

Mr. Wong obtained a bachelor of business administration degree and a master of business administration degree, both from The Chinese University of Hong Kong December 1997 and December 2006, respectively. He has become a member of Hong Kong Institute of Certified Public Accountants since 2000 and has become a chartered financial analyst since 2003.

Mr. Wong has over 20 years of work experience in finance and accounting in various Hong Kong listed companies and over 10 years working experience in company secretarial matters of Hong Kong listed companies. Mr. Wong joined KPMG in September 1997 and left as an assistant manager in April 2001. He then joined Shun Tak Holdings Limited, a company listed on the HKSE (stock code: 00242) between April 2001 and December 2002 as a financial analyst. From May 2004 to June 2005, Mr. Wong worked as an accountant for Kwonnie Electrical Products Limited and as an assistant finance manager of the China retail division of Tse Sui Luen Jewellery (International) Limited, a company listed on the HKSE (stock code: 00417) from June 2005 to May 2007. Following that, Mr. Wong joined ITC Properties Group Limited, a company listed on the HKSE (stock code: 00199) as an accounting manager between May 2007 and March 2012. From April 2012 to October 2015, Mr. Wong was employed as the financial controller and the company secretary of China Modern Dairy Holdings Limited, a company listed on the HKSE (stock code: 01117). Thereafter, Mr. Wong concurrently worked as the chief financial officer and company secretary for both Xiwang Property Holdings Company Limited and Xiwang Special Steel Company Limited, both are companies listed on the HKSE (stock codes: 02088 and 01266, respectively) from November 2015 to October 2019. Between December 2019 and June 2022, Mr. Wong had been the company secretary of E-star Commercial Management Company Limited, a company listed on the HKSE (stock code: 06668).

Mr. Wong has been an independent non-executive director of various listed companies on the HKSE, including Tempus Holdings Limited (stock code: 06880), Grown Up Group Investment Holdings Limited (stock code: 01842) and Xiwang Property Holdings Company Limited since November 2019, April 2021 and February 2022, respectively. He had been an independent non-executive director of Hon Corporation Limited (a company whose shares were listed on GEM of the HKSE and delisted on June 22, 2022, stock code: 08259) between January 2022 and May 2022.

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Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors that will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The Board of Directors may also establish other committees from time to time to assist our company and the Board of Directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Upon our listing on Nasdaq, each committee’s charter will be available on our website at www.romaesg.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Ms. Cheng, Mr. Tsang and Mr. Wong, all of whom are independent non-executive directors, will serve on the audit committee, which will be chaired by Mr. Wong. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Wong as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Ms. Cheng, Ms. Tsang and Mr. Wong, all of whom are our independent non-executive directors, will serve on the compensation committee, which will be chaired by Ms. Cheng. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;
●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board of Directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

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Nomination committee

Ms. Cheng, Mr. Tsang and Mr. Wong, all of whom are our independent non-executive directors, and will serve on the nomination committee, which will be chaired by Mr. Tsang. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

Corporate governance

We have a formal policy regarding board diversity and our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

●	the requirement under Section 5605(d) of the Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.romaesg.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Marketplace Rules.

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Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended March 31, 2022 and 2021.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK$’000)	Bonus (HK$’000)	Other Compensation(1) (HK$’000)
Mr. Cheng King Yip,	2022	-	-	2,974
Chairman, CEO and Executive Director	2021	-	-	2,262

Ms. Luk Huen Ling Claire,	2022	-	-	-
Executive Director	2021	-	-	-

Ms. Cheng Yu-Pei,	2022	-	-	-
Independent Non-Executive Director	2021	-	-	-

Mr. Tsang Ho Yin,	2022	-	-	-
Independent Non-Executive Director	2021	-	-	-

Mr. Wong Kai Hing,	2022	-	-	-
Independent Non-Executive Director	2021	-	-	-

(1) Other compensation includes the consulting and professional fee paid by RRA to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng for the services rendered. Please refer to the paragraph headed “Cost of Revenues” of the section headed “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” for further details.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective [●] 2023. The terms and conditions of such Director’s Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and shall continue thereafter until it is terminated by the Company or our director giving to the other at least three months’ prior notice in writing or otherwise in accordance with the terms and conditions of the Director’s Agreement. Under the Director’s Agreements, the initial annual salary that is payable to each of our directors is as follows:

Name Amount

Mr. Cheng King Yip	US$	[●]
Ms. Luk Huen Ling Claire	US$	[●]
Ms. Cheng Yu-Pei	US$	[15,360]
Mr. Tsang Ho Yin	US$	[15,360]
Mr. Wong Kai Hing	US$	[15,360]

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Letters

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers, to be effective upon the completion of this offering. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our directors and director nominees; and
●	all of our current executive officers, directors and director nominees as a group.

Applicable percentage ownership is based on 6,646,122 Ordinary Shares of our Company issued and outstanding as of February 01, 2023 and with respect to the percent ownership after this offering.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is [*], Hong Kong.

	Ordinary Shares Beneficially Owned Before this Offering		Ordinary Shares Beneficially Owned after this Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Officers and directors:
Cheng King Yip(1)	6,014,904	90.5%	[●]	[●]	%
Luk Huen Ling Claire	-	-	-	-

Independent non-executive director(s):
Cheng Yu-Pei	-	-	-	-
Tsang Ho Yin	-	-	-	-
Wong Kai Hing	-	-	-	-

All executive officers, directors and director nominees as a group	6,014,904	90.5%

5% Stockholders:
Top Elect	6,014,904	90.5%	[●]	[●]	%

Note (1): Represents shares held by Top Elect, a company directly owned as to 100.0% by Mr. Cheng.

Selling Shareholder

This prospectus covers the offering of [●] Ordinary Shares by the Selling Shareholder. This prospectus and any prospectus supplement will only permit the Selling Shareholder to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to the Selling Shareholder are “restricted” securities under applicable United States federal and state securities laws and are being registered pursuant to this prospectus to enable the Selling Shareholder the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Selling Shareholder who is offering the resale of Ordinary Shares by this prospectus, the number and percentage of Ordinary Shares beneficially owned by the Selling Shareholder, the number of Ordinary Shares that may be sold in this offering and the number and percentage of Ordinary Shares the Selling Shareholder will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the Selling Shareholder. We will not receive any proceeds from the resale of the Ordinary Shares by the Selling Shareholder.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold		Number of Ordinary Shares Owned After Offering	Percentage Ownership After Offering
Top Elect	6,014,904	90.5%	[●]	(1)	[●]	[●]	%

(1) Based on 6,646,122 Ordinary Shares issued and outstanding immediately prior to the offering and [●] Ordinary Shares issued and outstanding immediately after the offering.

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RELATED PARTY TRANSACTIONS

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended March 31, 2022 and 2021, and the six months period ended September 30, 2022 and 2021, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Roma Appraisals Limited (the “RAL”)	An affiliate of RRA prior to the reorganization
Roma Group Limited (the “RGL”)	An affiliate of RRA prior to the reorganization
Project P Enterprise (the “Project P”)	An affiliate of RRA prior to the reorganization
Roma Oil and Mining Associated Limited (the “ROM”)	An affiliate of RRA prior to the reorganization
KLS Consultants Limited (the “KLS”)	An affiliate of RRA prior to the reorganization
B.I. Appraisals Limited (the “B.I. Appraisals”)	An affiliate of RRA prior to the reorganization
B.I. ESG Advisory Limited (the “B.I. ESG”) Limited	An affiliate of RRA prior to the reorganization
Roma Credit & Risk (the “C&R”)	An affiliate of RRA prior to the reorganization
M Success Finance Ltd (the “MSF”)	An affiliate of RRA prior to the reorganization
Charleton Holdings Limited (the “Charleton”)	An affiliate of RRA prior to the reorganization
Top Elect Group Limited	Related company controlled by Mr. Cheng
Ranger Advisory Co. Limited (“Ranger”)	Related company controlled by Mr. Cheng
Cheng King Yip (the “Mr. Cheng”)	Director

Accounts receivables - related parties

	March 31,		September 30,
	2021	2022	2022
	HKD	HKD	HKD
B.I. Appraisals	$22,800	$-	$-

Due from related parties

	March 31,		September 30,
	2021	2022	2022
	HKD	HKD	HKD
Charleton	$1	$-	$-
C&R	62,530	-	-
MSF	250,000	-	-
B.I. ESG	3,750	-	-
Top Elect Group Limited	51,187	-	-
Total	$367,468	$-	$-

Due from related parties mainly represent share capital receivables and the advanced funds to its related parties for working capital purpose. The advances bear 0% interest rate and are due on demand.

Accounts payable - related parties

	March 31,		September 30,
	2021	2022	2022
	HKD	HKD	HKD
Ranger	$792,296	$1,275,045	$-

Due to related parties

	March 31,		September 30,
	2021	2022	2022
	HKD	HKD	HKD
RAL	$1,010,194	$1,340,037	$-
RGL	113,660	-	-
Project P	240,743	-	-
ROM	70,000	-	-
KLS	140,504	-	-
Mr. Cheng	-	-	395,000
	$1,575,101	$1,340,037	$395,000

Due to related parties represent advances from its related parties for the Company’s payment for daily operating purpose. The balances are unsecured, non-interest bearing, and payable on demand.

Revenue

	Year ended March 31,		Six Months Ended September 30,
	2021	2022	2021	2022
	HKD	HKD	HKD	HKD
B.I. Appraisals	$106,600	$86,000	$61,000	$-

Cost of Revenue

The Company paid and incurred consulting expenses in relation to (i) strategic advice and management to the Company, (ii) providing technical knowledge and coaching to the Company’s service team, (iii) management of the service line, engagements and human resources, (iv) Business development and support, and (v) client relationship maintenance in the amount of HK$2.2 million, HK$3.0 million and HK$1.3 million for the year ended March 31, 2021 and 2022, and for the six months ended September 2021, respectively, to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng.

	Year ended March 31,		Six Months Ended September 30,
	2021	2022	2021	2022
	HKD	HKD	HKD	HKD
Ranger	$2,231,856	$2,973,970	$1,277,142	$-

Operating expenses

	Year ended March 31,		Six Months Ended September 30,
	2021	2022	2021	2022
	HKD	HKD	HKD	HKD
RAL	$6,910,630	$4,851,764	$2,440,862	$-
C&R	660,000	-	-	-
Project P	144,743	60,302	-	-
KLS	94,504	83,783	-	-
	$7,809,877	$4,995,849	$2,440,862	$-

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DESCRIPTION OF SHARE CAPITAL

A copy of our amended and restated memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles of Association”).

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$500,000.00 divided into 500,000,000 Ordinary Shares, par value US$0.001 each.

The following are summaries of certain material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;
(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and
(iii)	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.
Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or
(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Our board of directors may, in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

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Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any), as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a clearing house (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a clearing house (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

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Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by our shareholders by ordinary resolution.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

Unless otherwise provided by the Companies Act, a resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and
(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

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Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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General Meetings of Shareholders

Our Company shall, if required by the laws, hold an annual general meeting in each year.

A majority of our board of directors or the chairman of our board of directors may call extraordinary general meetings.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)

divide its shares into several classes and attach to such shares any preferential, deferred, qualified or special rights, privileges, conditions or restrictions as our Company in general meeting or as our directors may determine;

(d)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived; or

(e)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

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CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

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Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by seventy-five percent in value of the shareholders or class of shareholders, as the case may be, with whom the arrangement is to be made and or a majority in number of creditors of each class with whom the arrangement is to be made and who must in addition represent seventy-five percent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that a business person would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

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Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Conyers Dill & Pearman, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be affected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a general meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association do not provide our shareholders rights to requisition a general meeting or to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

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Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;
(b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering requirements); and/or
(c)	where this is necessary for the purpose of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have [●] Ordinary Shares issued and outstanding.

All of the Ordinary Shares sold in this offering by the Company and by the Selling Shareholder will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our Ordinary Shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 promulgated under the Securities Act, which rule is summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

An additional [●] Ordinary Shares have been registered under the Securities Act on behalf of Top Elect for sale under the Offering.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

We have agreed, for a period of 9 months after the date of this prospectus, subject to certain exceptions not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, or (3) file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or publicly disclose the intention to take any such action.

Furthermore, each of our directors and executive officers and our 5% shareholders, except for the Selling Shareholder to the extent of its participation in this offering, has also entered into a similar lock-up agreement for a period of [9] months from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares, and securities that are substantially similar to our Ordinary Shares.

We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than six months but not more than one year may sell such Ordinary Shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Ordinary Shares for more than one year may freely sell our Ordinary Shares without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Ordinary Shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Ordinary Shares; or

●	the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Pre-IPO Investors Resale Prospectus

As described in the Explanatory Note to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale by the Pre-IPO Investors of our Ordinary Shares held by them. These Ordinary Shares have been registered to permit public resale of such shares, and the Pre-IPO Investors may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Pre-IPO Investors may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. Any shares sold by the Pre-IPO Investors until our Ordinary Shares are listed or quoted on an established public trading market will take place at US$[●], which is the public offering price of the Ordinary Shares we are selling in our initial public offering. Thereafter, any sales will occur at prevailing market prices or in privately negotiated prices.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Our Company was incorporated in the Cayman Islands on April 11, 2022. Upon our incorporation, our Company had an authorized share capital of US$50,000 divided into 50,000,000 Ordinary Shares and one fully paid Ordinary Share was allotted and issued to Top Elect. Pursuant to a group reorganization on June 23, 2022, for the purpose of listing our Ordinary Shares on the Nasdaq, a total of 6,562,499 Ordinary Shares were allotted and issued to Top Elect, credited as fully paid in consideration of the transfer of the entire issued share capital of Lucky Times to us by Mr. Cheng. The authorized share capital was increased to US$500,000 divided into 500,000,000 Ordinary Shares with par value of US$0.001 each on September 2, 2022.

On June 23, 2022, our Company acquired the entire issued share capital of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 Shares to his nominee, Top Elect, credited as fully paid. On October 24, 2022, our Company allotted and issued 38,622 Shares to Next Master for an aggregate consideration of US$77,244. On the same date, our Company capitalized a loan in the amount of US$90,000 due to Next Master by allotting and issuing 45,000 Shares to Next Master. Also on the same date, Next Master and Trade Expert acquired 221,567 Shares and 326,029 Shares from Top Elect for a consideration of US$443,134 and US$652,058, representing 3.33% and 4.91% of the enlarged entire issued share capital of the Company, respectively.

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MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in this offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

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Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Hong Kong Profits Tax Considerations

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

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Taxation of Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of Ordinary Shares. Trading gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals. Gains from sales of Ordinary Shares will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of the Ordinary Shares, will be payable by the purchaser on every purchase and by the seller on every sale of Ordinary Shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and No estate duty clearance papers are needed for an application for a grant of representation in respect of a holder of the shares whose death occurs on or after February 11, 2006.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

We have entered into an underwriting agreement dated [●], 2023 with Spartan Capital Securities, LLC, or the Representative, acting as the lead managing underwriter and book-runner with respect to the Ordinary Shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Name	Number of shares
Spartan Capital Securities, LLC	[●]

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by us on this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by us on this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ over-allotment option or any Ordinary Shares registered on this prospectus.

The underwriters will offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$[●] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$[●] per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Discounts, Commission and Expenses

The underwriting discounts and commissions are 4.75% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

Per Share
Public offering price

Underwriting discounts and commissions to be paid by us:

Proceeds, before expenses, to us

We have agreed to reimburse the Representative up to a maximum of US$170,000 for out-of-pocket expenses (including, but not limited to, the Representative’s legal fees, background searches of our principals and other diligence costs, and road shows expenses disbursements). We have paid expense deposits of US$[●] to the Representative for its anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4).

We estimate that the total expenses of the offering payable by us, excluding the underwriters’ discount and commissions will be approximately US$[●] including a maximum aggregate reimbursement of US$170,000 of the Representative’s accountable expenses (including any advances for such expenses).

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Indemnification; Indemnification Escrow

We and the Selling Shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of 180 days after the date of the Lock-Up Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares of the Company, whether such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of Ordinary Shares of the Company or such other securities, in cash or otherwise.

Our officers, directors and principal shareholders (5% or more shareholders), except for the Selling Shareholder to the extent of its participation in this offering, have agreed, subject to certain exceptions, to a nine (9) month “lock-up” period from the closing of this offering with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of [nine (9)] months following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. We have also agreed, in the underwriting agreement, to similar restrictions on the issuance and sale of our securities for [nine (9)] months following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Right of First Refusal

For a period of twelve months from the completion of this offering, we have granted the Representative the right of first refusal to act as lead sole book running manager, sole underwriter or sole placement agent and bookrunner or lead placement agent with respect to any public or private sale of the securities or any other capital-raising financing of equity, equity-linked or debt securities in the US of the Company and/or any of its subsidiaries using an underwriter or placement agent.

Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “[●]”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed on the Nasdaq at the completion of this offering.

109

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq in accordance with Rule 103 of Regulation M, during the Business Day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

● Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

● Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

110

● Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

● A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of our ordinary shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

111

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us and the Selling Shareholder in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee	US$
Nasdaq Market Entry and Listing Fee	US$
Underwriters’ Expenses, including due diligence fees	US$
Legal fees and expenses, including underwriters’ counsel	US$
Accounting fees and expenses	US$
Miscellaneous	US$
Total	US$

These expenses will be borne by us.

112

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman.

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP.

113

EXPERTS

The financial statements as of March 31, 2021 and 2022, and for each of the two years in the period ended March 31, 2022 included in this prospectus have been audited by KCCW Accountancy Corp., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

114

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Ordinary Shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and the exhibits and schedules thereto for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we will be required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders.

115

FINANCIAL STATEMENTS

ROMA GREEN FINANCE LIMITED AND SUBSIDAIRIES

Consolidated Financial Statements

For The Years Ended March 31, 2021 And 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

116

ROMA GREEN FINANCE LIMITED AND SUBSIDAIRIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholder and Board of Directors of

Roma Green Finance Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Roma Green Finance Limited and subsidiaries (collectively referred to as the “Company”) as of March 31, 2021 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholder’s equity (deficit) and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

How the Critical Audit Matter Will Be Addressed in the Audit

Our audit procedures over determining the timing and amount of revenue recognition involved, among others, evaluation of management’s assessment in regard to the identification of performance obligation of service revenue. We selected customer agreements and performed the following procedures:

● Evaluated the terms and conditions of each selected contract and the appropriateness of the accounting treatment within the context of the five-step model prescribed by ASC 606, Revenue from Contracts with Customers, and evaluated whether management’s conclusions were appropriate.

● Tested the accuracy of management’s calculation of revenue for the performance obligation.

/s/ KCCW Accountancy Corp.

We have served as the Company’s auditor since 2022.
Diamond Bar, California
September 5, 2022

F-2

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2021	2022	2022
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$394,471	$420,582	$53,921
Accounts receivable, net	3,067,560	3,525,505	451,988
Accounts receivable, related parties, net	22,800	-	-
Due from related parties	367,468	-	-
Deposits, prepayments and other receivables	21,942	105,867	13,573
Total current assets	3,874,241	4,051,954	519,482

Non-current assets:
Property and equipment, net	46,145	95,236	12,210
Total non-current assets	46,145	95,236	12,210

TOTAL ASSETS	$3,920,386	$4,147,190	$531,692

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related parties	$792,296	$1,339,045	$171,672
Due to related parties	1,575,101	1,340,037	171,800
Accrued liabilities and other payable	42,298	671,941	86,147
Contract liabilities	1,248,697	1,556,615	199,566
Total current liabilities	3,658,392	4,907,638	629,185

TOTAL LIABILITIES	3,658,392	4,907,638	629,185

Shareholders’ equity (deficit):
Ordinary share, par value US$0.001, 50,000,000 shares authorized, 6,562,500 ordinary shares issued and outstanding as of March 31, 2021 and 2022*	51,187	51,187	6,562
Accumulated other comprehensive loss	-	(80)	(9)
Retained earnings (accumulated deficit)	210,807	(811,555)	(104,046)
Total shareholders’ equity (deficit)	261,994	(760,448)	(97,493)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$3,920,386	$4,147,190	$531,692

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-3

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years ended March 31,
	2021	2022	2022
	HKD	HKD	USD

Revenues, net	$13,677,261	$14,216,099	$1,822,577

Cost of revenue	(5,214,522)	(7,407,541)	(949,685)

Gross profit	8,462,739	6,808,558	872,892

Operating expenses:
Sale and marketing expenses	1,119,514	2,828,413	362,617
General and administrative expenses	7,708,216	5,801,583	743,793
Total operating expenses	8,827,730	8,629,996	1,106,410

Loss from operations	(364,991)	(1,821,438)	(233,518)

Other income (expense):
Interest income	39	16	2
Government grant	343,740	750,000	96,154
Foreign exchange gain (loss), net	3,747	(12,890)	(1,653)
Other income	29,747	61,950	7,942
Total other income, net	377,273	799,076	102,445

Income (loss) before income taxes	12,282	(1,022,362)	(131,073)

Income tax expense	-	-	-

NET INCOME (LOSS)	$12,282	$(1,022,362)	$(131,073)

Other comprehensive loss:
Foreign currency translation adjustment	-	(80)	(9)

COMPREHENSIVE INCOME (LOSS)	$12,282	$(1,022,442)	$(131,082)

Income (loss) per share :-
- Basic	$0.00	$(0.16)	$(0.02)
- Diluted	$0.00	$(0.16)	$(0.02)

Weighted average number of ordinary shares
- Basic and diluted*	6,562,500	6,562,500	6,562,500

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-4

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares*		Accumulated other	Retained earnings	Total shareholders’	Total shareholders’
	Number of		comprehensive	(Accumulated	equity	equity
	shares	Amount	loss	deficit)	(deficit)	(deficit)
		HKD	HKD	HKD	HKD	USD

Balance as of April 1, 2020	6,562,500	$51,187	$-	$198,525	$249,712	$32,014

Net income	-	-	-	12,282	12,282	1,575

Balance as of March 31, 2021	6,562,500	51,187	-	210,807	261,994	33,589

Net loss	-	-	-	(1,022,362)	(1,022,362)	(131,073)

Foreign currency translation adjustment	-	-	(80)	-	(80)	(9)

Balance as of March 31, 2022	6,562,500	$51,187	$(80)	$(811,555)	$(760,448)	$(97,493)

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-5

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2021	2022	2022
	HKD	HKD	USD
Cash flows from operating activities:
Net income (loss)	$12,282	$(1,022,362)	$(131,073)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities
Provision for allowance for doubtful accounts	115,055	212,718	27,272
Depreciation	15,802	21,601	2,769

Change in operating assets and liabilities:
Accounts receivable	(879,075)	(670,663)	(85,982)
Accounts receivable, related parties	(22,800)	-	-
Due from related parties	620,749	-	-
Deposits, prepayments and other receivables	(14,949)	(83,925)	(10,760)
Accounts payable	196,350	546,749	70,096
Due to related parties	1,186,250	155,204	19,898
Accrued liabilities and other payable	2,996	629,643	80,723
Contract liabilities	(1,198,297)	307,918	39,477

Net cash generated from operating activities	34,363	96,883	12,420

Cash flows from investing activities:
Purchases of property, plant and equipment	-	(70,692)	(9,063)

Net cash used in investing activities	-	(70,692)	(9,063)

Effect of foreign exchange rate changes	-	(80)	(9)

Net change in cash and cash equivalent	34,363	26,111	3,348

BEGINNING OF YEAR	360,108	394,471	50,573

END OF YEAR	$394,471	$420,582	$53,921

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

See accompanying notes to consolidated financial statements.

F-6

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Roma Green Finance Limited (“ROMA”) is incorporated under the laws of Cayman Islands with limited liability on April 11, 2022. ROMA, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of environmental, social and governance (“ESG”), corporate governance and risk management as well as sustainability and climate change related advisory services.

Description of subsidiaries incorporated and controlled by ROMA

Name	Background		Effective ownership

Lucky Time Ventures Limited (“LTV”)	●	British Virgin Islands company	100% owned by ROMA
	●	Incorporated on February 8, 2022
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Roma Risk Advisory Limited (“RRA”)	●	Hong Kong company	100% owned by LTV
	●	Incorporated on August 2, 2018
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd. (“Roma (S)”)	●	Singaporean company	100% owned by RRA
	●	Incorporated on January 3, 2022
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, LTV was the holding company of a group of companies comprised of RRA and Roma (S). LTV was held as to 100% by Mr. Cheng King Yip (“Mr. Cheng”). Upon completion of the reorganization, Mr. Cheng ultimately owns 6,562,500 shares of the Company and LTV, RRA and Roma (S) become indirectly owned subsidiaries of ROMA.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Mr. Cheng, as a sole owner, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of ROMA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-7

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars (“HKD”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and its subsidiary in Singapore is Singapore dollar, based on the criteria of ASC 830, “Foreign Currency Matters”.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation of amounts from SGD into HKD has been made at the following exchange rates for the year ended March 31, 2022:

For the Year ended March 31, 2022
(SGD to HKD)
Period-end exchange rate	5.7843
Period average exchange rate	5.7720

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

F-8

●	Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the year ended March 31, 2022 are solely for the convenience of the reader and were calculated at the rate of HKD1.00 to USD0.1282, representing the mid-point reference rate set by Hong Kong Bank on March 31, 2022. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong.

●	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life

Office equipment	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

F-9

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

●	Cost of Revenue

Cost of revenue comprised of staff cost that are directly attributable to the rendering of the ESG and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

F-10

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2021, and 2022, the Company received government subsidies of HKD343,740 and HKD750,000 (approximately USD96,154), which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended March 31, 2021 and 2022, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended March 31, 2021 and 2022, there was no dilutive shares.

F-11

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended March 31, 2021 and 2022, HKD102,209 and HKD170,692 (approximately USD21,884) contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the years ended March 31, 2021 and 2022, the Company has one reporting business segment in Hong Kong and Singapore.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

F-12

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,126) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2021 and 2022, cash balance of HKD394,471 and HKD420,582 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due from a related party, accounts payable, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

F-13

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and statements of cash flows.

F-14

NOTE – 3 LIQUIDITY AND CAPITAL RESOURCES

During the years ended March 31, 2022 and 2021, the Company incurred the loss from operation of HKD1,821,438 and HKD364,991, respectively. As of March 31, 2022, the Company improved its liquidity position with the cash balance of HKD420,582 (approximately USD53,921) and maintained HKD96,883 (approximately USD12,420) of net cash inflows from operating activities for the year ended March 31, 2022.

The Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures. In parallel, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. These alternatives include external borrowings, raising funds through public equity or debt markets. Although there is no assurance that the Company will be able to obtain additional funding through the listing of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the belief of management and significant stockholders that they will provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding. Further, the Company is at the mercy of future economic trends and business operations for the Company’s majority stockholder to have the resources available to support the Company. In order to meet its long-term operating requirements beyond the next 12 months, the Company will need, among other things, additional capital resources. Until the Company can generate significant cash from operations, including new revenues, management’s plans to obtain such resources for the Company include proceeds from offerings of the Company’s equity securities or debt. The Company cannot provide any assurances that such additional funds will be available on reasonable terms, or at all.

If necessary, the Company can reduce spending to a sustainable level, which may include delaying, scaling back or eliminating some or all of our ongoing and planned investments in corporate infrastructure, business development initiatives, and sales and marketing activities, among other investments.

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geography, based on management’s assessment of available data:

	Years ended March 31,
	2021	2022	2022
	HKD	HKD	USD

Hong Kong	$13,442,994	$13,914,277	$1,783,882
Singapore	234,267	301,822	38,695

Total:	$13,677,261	$14,216,099	$1,822,577

F-15

NOTE – 5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2021	2022	2022
	HKD	HKD	USD

Accounts receivable – third parties	$3,249,449	$3,822,612	$490,079
Less: allowance for doubtful accounts	(181,889)	(297,107)	(38,091)

Accounts receivable, net	$3,067,560	$3,525,505	$451,988

The following table presents the activities in the allowance for doubtful accounts for the years ended March 31, 2021 and 2022.

	2021	2022
	HKD	HKD

Balance at April 1,	$66,834	$181,889

Written off	-	(97,500)
Allowance for doubtful debts	115,055	212,718

Balance at March 31,	$181,889	$297,107

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Provision for allowance were recognized HKD115,055 and HKD212,718 during the years ended March 31, 2021 and 2022, respectively.

NOTE – 6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of March 31,
	2021	2022	2022
	HKD	HKD	USD

Office equipment, at cost	$79,010	$149,702	$19,193
Less: accumulated depreciation	(32,865)	(54,466)	(6,983)

Property and equipment, net	$46,145	$95,236	$12,210

Depreciation expense for the years ended March 31, 2021 and 2022 were HKD15,802 and HKD21,601 (approximately USD2,769), respectively.

F-16

NOTE – 7 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of March 31,
	2021	2022	2022
	HKD	HKD	USD

Accrued audit fee	$-	$627,900	$80,500
Other payable	-	1,743	223
Other accrued expenses	42,298	42,298	5,424

Total:	$42,298	$671,941	$86,147

NOTE – 8 NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31, 2021 and 2022:

	Years ended March 31,
	2021	2022	2022
	HKD	HKD	USD

Net income (loss) attributable to ordinary shareholders	$12,282	$(1,022,362)	$(131,073)

Weighted average ordinary shares outstanding – Basic and diluted	6,562,500	6,562,500	6,562,500

Net income (loss) per share – Basic and diluted	$ #0.00	$(0.16)	$(0.02)

# less than HKD0.01

During the years ended March 31, 2021 and 2022, there was no dilutive shares.

NOTE – 9 SHAREHOLDERS’ EQUITY

Authorized stock

The Company was established under the laws of Cayman Islands on April 11, 2022, with authorized to issue one class of ordinary share. On April 11, 2022, the total number of ordinary shares which the Company is authorized to issue is 50,000,000 shares of capital stock, consisting of 6,562,500 shares of ordinary share issued and outstanding, par value US$0.001 per share. The authorized share capital was increased to 500,000,000 ordinary shares on September 2, 2022.

NOTE – 10 INCOME TAXES

The provision for income taxes consisted of the following:

Years ended March 31,
	2021	2022	2022
	HKD	HKD	USD

Current	$-	$-	$-
Deferred	-	-	-

Total income tax expense	$-	$-	$-

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

F-17

Cayman Islands

Under the current laws of the Cayman Islands, ROMA is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

RRA is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. RRA did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the years ended March 31, 2021 and 2022 are as follows:

	Years ended March 31,
	2021	2022	2022
	HKD	HKD	USD

Income (loss) before income taxes	$12,282	$(986,487)	$(126,473)
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax expense (benefit) at statutory rate	2,027	(162,770)	(20,868)
Items not subject to taxes	(57,582)	(124,491)	(15,960)
Items not deductible from tax	53	96	12
Property and equipment	2,607	(8,100)	(1,038)
Valuation allowance	52,895	295,265	37,854

Income tax expense	$-	$-	$-

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 (approximately HKD57,843) taxable income and 50% of the next SGD190,000 (approximately HKD1,099,017) taxable income are exempted from income tax. Roma (S) did not generate any operating income during the years ended March 31, 2021 and 2022, hence, no income tax expense is provided.

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022	2022
	HKD	HKD	USD

Deferred tax assets:
Net operating loss carry forwards	$52,895	$348,160	$44,636
Less: valuation allowance	(52,895)	(348,160)	(44,636)

	$-	$-	$-

As of March 31, 2022, Hong Kong operations incurred HKD2,110,063 (USD270,521) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong tax regime. The valuation allowance is reviewed annually.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2021 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2022.

F-18

NOTE – 11 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Roma Appraisals Limited (the “RAL”)	An affiliate of RRA prior to the reorganization
Roma Group Limited (the “RGL”)	An affiliate of RRA prior to the reorganization
Project P Enterprise Limited (the “Project P”)	An affiliate of RRA prior to the reorganization
Roma Oil and Mining Associated Limited (the “ROM”)	An affiliate of RRA prior to the reorganization
KLS Consultants Limited (the “KLS”)	An affiliate of RRA prior to the reorganization
B.I. Appraisals Limited (the “B.I. Appraisals”)	An affiliate of RRA prior to the reorganization
B.I. ESG Advisory Limited (the “B.I. ESG”) Limited	An affiliate of RRA prior to the reorganization
Roma Credit & Risk (the “C&R”)	An affiliate of RRA prior to the reorganization
M Success Finance Ltd (the “MSF”)	An affiliate of RRA prior to the reorganization
Charleton Holdings Limited (the “Charleton”)	An affiliate of RRA prior to the reorganization
Top Elect Group Limited	Related company controlled by Mr. Cheng
Ranger Advisory Co. Limited (“Ranger”)	Related company controlled by Mr. Cheng

Accounts receivables - related parties

	March 31,
	2021	2022
	HKD	HKD
B.I. Appraisals	$22,800	$-

Due from related parties

	March 31,
	2021	2022
	HKD	HKD
Charleton	$1	$-
C&R	62,530	-
MSF	250,000	-
B.I. ESG	3,750	-
Top Elect Group Limited	51,187	-
Total	$367,468	$-

Due from related parties mainly represent share capital receivables and the advanced funds to its related parties for working capital purpose. The advances bear 0% interest rate and are due on demand.

Accounts payable - related parties

	March 31,
	2021	2022
	HKD	HKD
Ranger	$792,296	$1,275,045

Due to related parties

	March 31,
	2021	2022
	HKD	HKD
RAL	$1,010,194	$1,340,037
RGL	113,660	-
Project P	240,743	-
ROM	70,000	-
KLS	140,504	-
	$1,575,101	$1,340,037

Due to related parties represent advances from its related parties for the Company’s payment for daily operating purpose. The balances are unsecured, non-interest bearing, and payable on demand.

Revenue

	Year ended March 31,
	2021	2022
	HKD	HKD
B.I. Appraisals	$106,600	$86,000

Cost of Revenue

	Year ended March 31,
	2021	2022
	HKD	HKD
Ranger	$2,231,856	$2,973,970

Operating expenses

	Year ended March 31,
	2021	2022
	HKD	HKD
RAL	$6,910,630	$4,851,764
C&R	660,000	-
Project P	144,743	60,302
KLS	94,504	83,783
	$7,809,877	$4,995,849

F-19

NOTE – 12 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the year ended March 31, 2021, one customer accounts for 10% or more of the Company’s revenues. For the year ended March 31, 2022, there were no individual customer accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at year-end dates.

	Year ended March 31, 2021		March 31, 2021
Customers	Revenues	Percentage of revenues	Accounts receivable
	HKD	%	HKD

Customer A	$1,425,000	10%	$-

Most of the customers are located in Hong Kong.

(a) Major vendors

For the years ended March 31, 2021 and 2022, the vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at year end date, is presented as follows:

	Year ended March 31, 2021		March 31, 2021
Vendors	Operating cost	Percentage of direct cost	Accounts payable
	HKD		HKD

Ranger	$2,231,856	43%	$792,296

	Year ended March 31, 2022		March 31, 2022
Vendors	Operating cost	Percentage of direct cost	Accounts payable
	HKD		HKD

Ranger	$2,973,970	40%	$1,275,045

Most of the vendors are located in Hong Kong.

F-20

(b) Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,126) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2021 and 2022, cash balance of HKD394,471 and HKD420,582 was maintained at financial institutions in Hong Kong, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2021 and 2022, there was no single customer whose account receivable balance is amounted to 10% or more of the total consolidated amounts.

(c) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d) Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

F-21

(g) Risk from Coronavirus (“COVID-19”)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. Since March 2020, the World Health Organization declared the COVID-19 as a pandemic. The resulting impact of the pandemic on the operations and measures such as movement control and safe-distancing measures taken by various governments to contain the pandemic have to a certain extent, continued to affect the Company’s business activities have been disrupted. This is particularly due to travel restrictions in the Asian region.

There is still significant uncertainty over the future development of the outbreak as to the duration of the pandemic and the global situation remains very fluid at the date of these financial statements approved. Management is closely monitoring the Company’s businesses activities and has taken certain measures to ensure the Company has sufficient working capital to continue providing services to the ultimate holding company and to settle all its obligations.

Potential impact to the Company’s results of operations for 2022 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022.

NOTE – 13 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2021 and 2022, the Company has no material commitments or contingencies.

NOTE – 14 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2022, up through the date which the consolidated financial statements were available to be issued.

F-22

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-23

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2022	September 30, 2022	September 30, 2022
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$420,582	$440,138	$56,428
Accounts receivable, net	3,525,505	887,058	113,725
Deposits, prepayments and other receivables	105,867	1,599,290	205,037
Total current assets	4,051,954	2,926,486	375,190

Non-current assets:
Property and equipment, net	95,236	86,301	11,064
Total non-current assets	95,236	86,301	11,064

TOTAL ASSETS	$4,147,190	$3,012,787	$386,254

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable, including related parties	$1,339,045	$205,767	$26,380
Due to related parties	1,340,037	395,000	50,641
Accrued liabilities and other payable	671,941	2,983,018	382,438
Contract liabilities	1,556,615	881,842	113,057
Total current liabilities	4,907,638	4,465,627	572,516

TOTAL LIABILITIES	4,907,638	4,465,627	572,516

Shareholders’ deficit:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 6,562,500 ordinary shares issued and outstanding as of March 31, 2022 and September 30, 2022*	51,187	51,187	6,562
Accumulated other comprehensive loss	(80)	1,084	139
Accumulated deficit	(811,555)	(1,505,111)	(192,963)
Total shareholders’ deficit	(760,448)	(1,452,840)	(186,262)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$4,147,190	$3,012,787	$386,254

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-24

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	USD

Revenues, net	$6,242,948	$6,200,566	$794,944

Cost of revenue	(3,352,652)	(3,734,965)	(478,842)

Gross profit	2,890,296	2,465,601	316,102

Operating expenses:
Sale and marketing expenses	2,522,316	444,229	56,952
General and administrative expenses	2,256,149	3,026,111	387,963
Total operating expenses	4,778,465	3,470,340	444,915

Loss from operations	(1,888,169)	(1,004,739)	(128,813)

Other income (expense):
Interest income	13	31	4
Government grant	-	336,200	43,103
Foreign exchange loss, net	(12,562)	(26,558)	(3,405)
Other income	58,850	1,510	194
Total other income, net	46,301	311,183	39,896

Loss before income taxes	(1,841,868)	(693,556)	(88,917)

Income tax expense	-	-	-

NET LOSS	$(1,841,868)	$(693,556)	$(88,917)

Other comprehensive income:
Foreign currency translation adjustment	-	1,164	148

COMPREHENSIVE LOSS	$(1,841,868)	$(692,392)	$(88,769)

Loss per share :-
- Basic	$(0.28)	$(0.11)	$(0.01)
- Diluted	$(0.28)	$(0.11)	$(0.01)

Weighted average number of ordinary shares
- Basic and diluted*	6,562,500	6,562,500	6,562,500

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-25

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares*		Accumulated other	Retained earnings	Total shareholders’	Total shareholders’
	Number of		comprehensive	(Accumulated	equity	equity
	shares	Amount	loss	deficit)	(deficit)	(deficit)
		HKD	HKD	HKD	HKD	USD

Balance as of April 1, 2021	6,562,500	$51,187	$-	$210,807	$261,994	$33,589

Net loss	-	-	-	(1,841,868)	(1,841,868)	(236,124)

Foreign currency translation adjustment	-	-	-	-	-	(6)

Balance as of September 30, 2021	6,562,500	$51,187	$-	$(1,631,061)	$(1,579,874)	$(202,541)

Balance as of April 1, 2022	6,562,500	$51,187	$(80)	$(811,555)	$(760,448)	$(97,493)

Net loss	-	-	-	(693,556)	(693,556)	(88,917)

Foreign currency translation adjustment	-	-	1,164	-	1,164	148

Balance as of September 30, 2022	6,562,500	$51,187	$1,084	$(1,505,111)	$(1,452,840)	$(186,262)

* The shares amounts are presented on a retroactive basis.

See accompanying notes to consolidated financial statements.

F-26

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended September 30,
	2021	2022	2022
	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(1,841,868)	$(693,556)	$(88,917)
Adjustments to reconcile net loss to net cash used in operating activities
Provision for allowance for doubtful accounts	46,614	71,879	9,215
Depreciation	9,489	15,435	1,979

Change in operating assets and liabilities:
Accounts receivable	1,927,120	2,566,568	329,047
Accounts receivable, related parties	(61,000)	-	-
Due to related parties	(500,824)	(245,220)	(31,438)
Deposits, prepayments and other receivables	21,942	(1,493,423)	(191,464)
Accounts payable	(26,524)	(1,133,278)	(145,292)
Accrued liabilities and other payable	-	1,216,260	155,931
Contract liabilities	174,027	(674,773)	(86,509)

Net cash used in operating activities	(251,024)	(370,108)	(47,448)

Cash flows from investing activities:
Purchases of property, plant and equipment	(25,900)	(6,500)	(833)

Net cash used in investing activities	(25,900)	(6,500)	(833)

Cash flows from financing activities:
Loan from related party	-	395,000	50,641

Net cash provided by financing activities	-	395,000	50,641

Effect of foreign exchange rate changes	-	1,164	147

Net change in cash and cash equivalent	(276,924)	19,556	2,507

BEGINNING OF YEAR	394,471	420,582	53,921

END OF YEAR	$117,547	$440,138	$56,428

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

See accompanying notes to consolidated financial statements.

F-27

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Roma Green Finance Limited (“ROMA”) is incorporated under the laws of Cayman Islands with limited liability on April 11, 2022. ROMA, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of environmental, social and governance (“ESG”), corporate governance and risk management as well as sustainability and climate change related advisory services.

Description of subsidiaries incorporated and controlled by ROMA

Name	Background		Effective ownership

Lucky Time Ventures Limited (“LTV”)	●	British Virgin Islands company	100% owned by ROMA
	●	Incorporated on February 8, 2022
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Roma Risk Advisory Limited (“RRA”)	●	Hong Kong company	100% owned by LTV
	●	Incorporated on August 2, 2018
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd. (“Roma (S)”)	●	Singaporean company	100% owned by RRA
	●	Incorporated on January 3, 2022
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, LTV was the holding company of a group of companies comprised of RRA and Roma (S). LTV was held as to 100% by Mr. Cheng King Yip (“Mr. Cheng”). Upon completion of the reorganization, Mr. Cheng ultimately owns 6,562,500 shares of the Company and LTV, RRA and Roma (S) become indirectly owned subsidiaries of ROMA.

During the periods presented in these interim unaudited condensed consolidated financial statements, the control of these entities has been demonstrated by Mr. Cheng, as a sole owner, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of ROMA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

F-28

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited interim condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited interim condensed consolidated financial statements and notes.

●	Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Basis of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars (“HKD”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and its subsidiary in Singapore is Singapore dollar, based on the criteria of ASC 830, “Foreign Currency Matters”.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation of amounts from SGD into HKD has been made at the following exchange rates for the six months ended September 30, 2022:

For the Six Months Ended September 30, 2022
(SGD to HKD)
Period-end exchange rate	5.4697
Period average exchange rate	5.6554

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

F-29

●	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from HKD into USD as of and for the six months ended September 30, 2022 are solely for the convenience of the reader and were calculated at the rate of HKD1.00 to USD0.1282, representing the mid-point reference rate set by Hong Kong Bank on September 30, 2022. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong.

●	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life

Office equipment	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

F-30

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

●	Cost of Revenue

Cost of revenue comprised of staff cost that are directly attributable to the rendering of the ESG and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

F-31

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the six months ended September 30, 2022, the Company received government subsidies of HKD336,200 (approximately USD43,103), which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended September 30, 2021 and 2022, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2022 and March 31, 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended September 30, 2021 and 2022, there was no dilutive shares.

F-32

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended September 30, 2021 and 2022, HKD75,008 and HKD142,819 (USD18,310) contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended September 30, 2021 and 2022, the Company has one reporting business segment in Hong Kong and Singapore.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of unaudited interim condensed consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the unaudited interim condensed consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited interim condensed financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

F-33

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,126) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2022 and March 31, 2022, cash balance of HKD440,138 and HKD420,582 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, amount due from a related party, accounts payable, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

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Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In May 2020, the Financial Accounting Standard Board (“FASB”) issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2021-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early application is not permitted. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2021-10 is effective for annual periods beginning after December 15, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, consolidated statements of income and comprehensive income and statements of cash flows.

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NOTE – 3 LIQUIDITY AND CAPITAL RESOURCES

During the six months ended September 30, 2022, the Company incurred loss from operations of HKD1,004,739. As of September 30, 2022, the Company maintained the cash balance of HKD440,138 (USD56,428) and generated HKD370,108 (USD47,448) of net cash outflows from operating activities for the six months ended September 30, 2022.

The Company believes that it will be able to continue to grow the Company’s revenue base and control expenditures. In parallel, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. These alternatives include external borrowings, raising funds through public equity or debt markets. Although there is no assurance that the Company will be able to obtain additional funding through the listing of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the belief of management and significant stockholders that they will provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding. Further, the Company is at the mercy of future economic trends and business operations for the Company’s majority stockholder to have the resources available to support the Company. In order to meet its long-term operating requirements beyond the next 12 months, the Company will need, among other things, additional capital resources. Until the Company can generate significant cash from operations, including new revenues, management’s plans to obtain such resources for the Company include proceeds from offerings of the Company’s equity securities or debt. The Company cannot provide any assurances that such additional funds will be available on reasonable terms, or at all.

If necessary, the Company can reduce spending to a sustainable level, which may include delaying, scaling back or eliminating some or all of our ongoing and planned investments in corporate infrastructure, business development initiatives, and sales and marketing activities, among other investments.

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geography, based on management’s assessment of available data:

	Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	USD

Hong Kong	$6,048,986	$5,924,582	$759,562
Singapore	193,962	275,984	35,382

Total:	$6,242,948	$6,200,566	$794,944

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NOTE – 5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2022	September 30, 2022	September 30, 2022
	HKD	HKD	USD

Accounts receivable – third parties	$3,822,612	$1,256,044	$161,031
Less: allowance for doubtful accounts	(297,107)	(368,986)	(47,306)

Accounts receivable, net	$3,525,505	$887,058	$113,725

The following table presents the activities in the allowance for doubtful accounts for the six months ended September 30, 2021 and 2022.

	Six Months Ended September 30,
	2021	2022
	HKD	HKD
Balance at April 1	$181,889	$297,107

Allowance for doubtful debts	46,614	71,879

Balance at September 30	$228,503	$368,986

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Provision for allowance were recognized HKD46,614 and HKD71,879 (USD9,215) during the six months ended September 30, 2021 and 2022, respectively.

NOTE – 6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	March 31, 2022	September 30, 2022	September 30, 2022
	HKD	HKD	USD

Office equipment, at cost	$149,702	$156,202	$20,026
Less: accumulated depreciation	(54,466)	(69,901)	(8,962)

Property and equipment, net	$95,236	$86,301	$11,064

Depreciation expense for the six months ended September 30, 2021 and 2022 were HKD9,489 and HKD15,435 (USD1,979), respectively.

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NOTE – 7 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	March 31, 2022	September 30, 2022	September 30, 2022
	HKD	HKD	USD

Prepayments for operation	$27,867	$4,500	$577
Deferred offering cost	78,000	1,594,790	204,460

Total:	$105,867	$1,599,290	$205,037

NOTE – 8 ACCRUED LIABILITIES AND OTHER PAYABLE

	March 31, 2022	September 30, 2022	September 30, 2022
	HKD	HKD	USD

Accrued audit fee	$627,900	$748,094	$95,909
Amount due to RAL*	-	1,094,817	140,361
Accrued professional fees	1,743	1,097,809	140,744
Other accrued expenses	42,298	42,298	5,424

Total:	$671,941	$2,983,018	$382,438

*Roma Appraisals Limited (the “RAL”) was no longer related party of the Company after the reorganization on March 30, 2022.

NOTE – 9 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the six months ended September 30, 2021 and 2022:

	Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(1,841,868)	$(693,556)	$(88,917)

Weighted average ordinary shares outstanding – Basic and diluted	6,562,500	6,562,500	6,562,500

Net loss per share – Basic and diluted	$(0.28)	$(0.11)	$(0.01)

During the six months ended September 30, 2021 and 2022, there was no dilutive shares.

NOTE – 10 SHAREHOLDERS’ EQUITY

Authorized stock

The Company was established under the laws of Cayman Islands on April 11, 2022, with authorized to issue one class of ordinary share. On April 11, 2022, the total number of ordinary shares which the Company is authorized to issue 50,000,000 shares of capital stock, consisting of 6,562,500 shares of ordinary share issued and outstanding, at US$0.001 par value. The authorized share capital was increased to 500,000,000 ordinary shares on September 2, 2022.

NOTE – 11 INCOME TAXES

The provision for income taxes consisted of the following:

Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	USD

Current	$-	$-	$-
Deferred	-	-	-

Total income tax expense	$-	$-	$-

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

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Cayman Islands

Under the current laws of the Cayman Islands, ROMA is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

RRA is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. RRA did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the six months ended September 30, 2021 and 2022 are as follows:

	Six Months ended September 30,
	2021	2022	2022
	HKD	HKD	USD

Loss before income taxes	$(1,841,868)	$(713,302)	$(91,449)
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax benefit at statutory rate	(303,908)	(117,695)	(15,089)
Items not subject to taxes	(64)	(54,410)	(6,976)
Property and equipment	(2,708)	(2,154)	(276)
Valuation allowance	306,680	174,259	22,341

Income tax expense	$-	$-	$-

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 (approximately HKD57,843) taxable income and 50% of the next SGD190,000 (approximately HKD1,099,017) taxable income are exempted from income tax. Roma (S) did not generate any operating income during the six months ended September 30, 2021 and 2022, hence, no income tax expense is required to provide.

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022	September 30, 2022
	HKD	HKD	USD

Deferred tax assets:
Net operating loss carry forwards	$348,160	$522,419	$66,977
Less: valuation allowance	(348,160)	(522,419)	(66,977)

	$-	$-	$-

As of September 30, 2022, Hong Kong operations incurred HKD3,166,178 (USD405,920) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong tax regime. The valuation allowance is reviewed annually.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2022 and September 30, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2021 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2022.

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NOTE – 12 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these unaudited interim condensed consolidated financial statements are as follows:

Name of Individual	Relationship with the Company
Roma Appraisals Limited (the “RAL”)	An affiliate of RRA prior to the reorganization
Roma Group Limited (the “RGL”)	An affiliate of RRA prior to the reorganization
Project P Enterprise Limited (the “Project P”)	An affiliate of RRA prior to the reorganization
Roma Oil and Mining Associated Limited (the “ROM”)	An affiliate of RRA prior to the reorganization
KLS Consultants Limited (the “KLS”)	An affiliate of RRA prior to the reorganization
B.I. Appraisals Limited (the “B.I. Appraisals”)	An affiliate of RRA prior to the reorganization
B.I. ESG Advisory Limited (the “B.I. ESG”) Limited	An affiliate of RRA prior to the reorganization
Roma Credit & Risk (the “C&R”)	An affiliate of RRA prior to the reorganization
M Success Finance Ltd (the “MSF”)	An affiliate of RRA prior to the reorganization
Charleton Holdings Limited (the “Charleton”)	An affiliate of RRA prior to the reorganization
Top Elect Group Limited	Related company controlled by Mr. Cheng
Ranger Advisory Co. Limited (“Ranger”)	Related company controlled by Mr. Cheng
Cheng King Yip (the “Mr. Cheng”)	Director

Accounts payable - related parties

	March 31, 2022	September 30, 2022
	HKD	HKD
Ranger	$1,275,045	$-

Due to related parties

	March 31, 2022	September 30, 2022
	HKD	HKD
RAL	$1,340,037	$-
Mr. Cheng	-	395,000
	1,340,037	395,000

Due to related parties represent advances from its related parties for the Company’s payment for daily operating purpose. The balances are unsecured, non-interest bearing, and payable on demand.

Revenue

	Six Months Ended September 30,
	2021	2022
	HKD	HKD
B.I. Appraisals	$61,000	$-

Cost of Revenue

	Six Months Ended September 30,
	2021	2022
	HKD	HKD
Ranger	$1,277,142	$-

Operating expenses

	Six Months Ended September 30,
	2021	2022
	HKD	HKD
RAL	$2,440,862	$-

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NOTE – 13 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the six months ended September 30, 2021 and 2022, there were no individual customers who accounted for 10% or more of the Company’s revenues.

Most of the customers are located in Hong Kong.

(a) Major vendors

For the six months ended September 30, 2022, there were no individual vendors who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at period-end dates.

For the six months ended September 30, 2021, there was a single vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at period end date, is presented as follows:

	Six Months Ended September 30, 2021		September 30, 2021
Vendors	Operating cost	Percentage of direct cost	Accounts payable
	HKD		HKD

Ranger	$1,277,142	38%	$765,772

Most of the vendors are located in Hong Kong.

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(b) Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,126) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2022 and March 31, 2022, cash balance of HKD440,138 and HKD420,582 was maintained at financial institutions in Hong Kong, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2022, there was no single customer whose account receivable balance is amounted to 10% or more of the total consolidated amounts. As of September 30, 2022 there was one customer whose account receivable balance accounted for 18% of the total consolidated amounts amounting to HKD160,684 (net of allowance for doubtful debts of HKD129,316).

(c) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d) Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

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(g) Risk from Coronavirus (“COVID-19”)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. Since March 2020, the World Health Organization declared the COVID-19 as a pandemic. The resulting impact of the pandemic on the operations and measures such as movement control and safe-distancing measures taken by various governments to contain the pandemic have to a certain extent, continued to affect the Company’s business activities have been disrupted. This is particularly due to travel restrictions in the Asian region.

There is still significant uncertainty over the future development of the outbreak as to the duration of the pandemic and the global situation remains very fluid at the date of these financial statements approved. Management is closely monitoring the Company’s businesses activities and has taken certain measures to ensure the Company has sufficient working capital to continue providing services to the ultimate holding company and to settle all its obligations.

Potential impact to the Company’s results of operations for 2022 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022.

NOTE – 14 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of September 30, 2022 and March 31, 2022, the Company has no material commitments or contingencies.

NOTE – 15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before unaudited interim condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2022, up through the date which the unaudited interim condensed consolidated financial statements were available to be issued.

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Roma Green Finance Limited

PRELIMINARY PROSPECTUS

Through and including [●], 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated [●], 2023

PRELIMINARY PROSPECTUS

Roma Green Finance Limited

[●] Ordinary Shares

This prospectus relates to the resale of [●] Ordinary Shares held by the Pre-IPO Investors named in this prospectus. We will not receive any of the proceeds from the sale of Ordinary Shares by the Pre-IPO Investors.

Any shares sold by the Pre-IPO Investors pursuant to this prospectus will occur at prevailing market prices or at privately negotiated prices. We recently completed an initial public offering of our Ordinary Shares at a price of $ [●] per share. As of [●], 2023, the closing price of our Ordinary Shares was [●] per share. The distribution of securities offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Pre-IPO Investors. No sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq. No resale of the Ordinary Shares by the Pre-IPO Investors will occur until the Ordinary Shares begin trading on the Nasdaq and the offering of Ordinary Shares pursuant to this prospectus is contingent upon listing on the Nasdaq or another national securities exchange.

On ___________, 2023, a registration statement under the Securities Act with respect to our initial public offering of Ordinary Shares was declared effective by the Securities and Exchange Commission. We received approximately US$[●] in net proceeds from the offering (assuming no exercise of the underwriters’ over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

Concurrent with our initial public offering, our Ordinary Shares were listed on the Nasdaq under the symbol [●].

An investment in our Ordinary Shares involves significant risks. You should carefully consider the risk factors beginning on page 18 of the Public Offering Prospectus before you make your decision to invest in our Ordinary Shares.

We are not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our subsidiary, Roma Risk Advisory Limited (“RRA”), incorporated in Hong Kong and Roma Advisory Pte. Ltd., incorporated in Singapore (collectively, the “Operating Subsidiaries”). The Ordinary Shares offered in this offering are shares of the Company, a Cayman Islands holding company and not shares of the Operating Subsidiaries. Investors in this offering will not directly hold equity interests in the Operating Subsidiaries.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” beginning on page 16 and 17 of this prospectus for more information.

The Ordinary Shares issued to the Pre-IPO Investors are being registered to provide the Pre-IPO Investors the opportunity to sell those Ordinary Shares. The Pre-IPO Investors collectively own [●] Ordinary Shares that are being registered in this prospectus. The Pre-IPO Investors are not subject to any lock-up or leakage agreements and have the right to sell the shares being registered at any time.

Our Operating Subsidiaries conduct their business in Hong Kong, a Special Administrative Region of the PRC, and Singapore and some of our clients are PRC companies or listed issuers that may have shareholders or directors that are PRC individuals. Conducting business in Hong Kong involves risks of uncertainty about any actions the Chinese government or authorities in Hong Kong.

There are significant legal and operational risks associated with being based in or having the majority of our operations in Hong Kong, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or U.S. regulations may materially and adversely affect our business, financial condition and results of operations. Further, the Chinese government may disallow our current corporate structure, which would likely result in a material change in our Operating Subsidiaries’ operations and/or a material change in the value of the Ordinary Shares being registered in this Offering and it could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. No effective laws or regulations in the PRC explicitly require the Company to seek approval from the China Securities Regulatory Commission (the “CSRC”) or any other PRC governmental authorities for the Company’s overseas listing plan, nor has the Company or any of the Operating Subsidiaries received any inquiry, notice, warning or sanctions regarding the planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the Company’s daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our securities to significantly decline or become worthless. See “Prospectus Summary - Recent Regulatory Development in the PRC” beginning on page 14 and “Risk Factors – Risks Relating to Doing Business in Hong Kong - We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” beginning on page 28.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which will come into force since March 31, 2023. According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which will also become effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. While we believe we do not involve leaking any state secret and working secret of government agencies, or harming national security and public interest in connection with provision of documents, materials and accounting archives, there is uncertainty how the new provisions will be interpreted and implemented in the future, and we may be required to perform additional procedures in connection with the provision of accounting archives after the Confidentiality and Archives Administration Provisions come into effect. Our PRC counsel had advised that we are not subject to the New Administrative Rules Regarding Overseas Listings. However, any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the “ PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Our auditor, KCCW CPA, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess KCCW CPA’s compliance with applicable professional standards. KCCW CPA is headquartered in Los Angeles, California and has been inspected by the PCAOB on a regular basis, with the last inspection in 2022. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors” on page 26. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. It includes three provisions that, if abided by, would grant the PCAOB complete access for the first time: (1) the PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities; (2) procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; and (3) the PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.  There can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

The Company holds all of the equity interests in its Hong Kong and Singapore subsidiaries through a subsidiary incorporated in the British Virgin Islands, or BVI. As we have a direct equity ownership structure, we do not have any agreement or contract between our Company and any of its subsidiaries that are typically seen in a variable interest entity structure. Within our direct equity ownership structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company following this offering. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. As of the date of this prospectus, no transfers were made from the Company to its Operating Subsidiaries and our Operating Subsidiaries have not encountered difficulties or limitations with respect to their respective abilities to transfer cash between each other. They do not maintain cash management policies or procedures with respect to such transfers. See “Dividends and Dividend Policy” on page 43 of this Prospectus. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information, see the Company’s consolidated financial statements as of March 31, 2021 and 2022 and for the years ended March 31, 2021 and 2022 and notes thereto on page F-1.

As of the date of this prospectus, the Company and the Operating Subsidiaries have not distributed any earnings, nor do they have any plan to distribute earnings in the foreseeable future. As of the date of this prospectus, none of the Operating Subsidiaries have made any dividends or distributions to the Company and the Company has not made any dividends or distributions to the Company’s shareholders or U.S. investors. The Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______, 2023

THE OFFERING

Ordinary Shares being offered	[●] Ordinary Shares

Ordinary Shares outstanding after this offering	[●] Ordinary Shares, assuming the issuance by us of [●] Ordinary Shares pursuant to the Public Offering Prospectus filed contemporaneously herewith.

Use of proceeds	We will not receive any proceeds from the sale of Ordinary Shares held by the Pre-IPO Investors being registered in registration statement of which this prospectus is a part.

Proposed Nasdaq Symbol	[●]

Risk factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Public Offering Prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

USE OF PROCEEDS

The Pre-IPO Investors will receive all of the proceeds from any sales of the Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Ordinary Shares offered hereby.

THE PRE-IPO INVESTORS

The Ordinary Shares being offered by the Pre-IPO Investors were transferred or issued (as the case may be) to the Pre-IPO Investors on or effective October 24, 2022. We are registering those Ordinary Shares in order to permit the Pre-IPO Investors to offer the Ordinary Shares held by them for resale from time to time.

This prospectus covers the offering for resale of [●] Ordinary Shares by the Pre-IPO Investors. This prospectus and any prospectus supplement will only permit the Pre-IPO Investors to sell the number of Ordinary Shares identified in the column “Number of Ordinary Shares to be Sold.” The Ordinary Shares issued to the Pre-IPO Investors are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Pre-IPO Investors the opportunity to sell those Ordinary Shares.

The following table sets forth the name of the Pre-IPO Investor who is offering the Ordinary Shares for resale by this prospectus, the number and percentage of Ordinary Shares beneficially owned by such Pre-IPO Investor, the number of Ordinary Shares that may be offered for resale by this prospectus and the number and percentage of Ordinary Shares such Pre-IPO Investor will own after the offering. The information appearing in the table below is based on information provided by or on behalf of the respective named Pre-IPO Investor. We will not receive any proceeds from the resale of the Ordinary Shares by the Pre-IPO Investors. The Pre-IPO Investors may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Pre-IPO Investor	Ordinary Shares Beneficially Owned Prior to Offering	Percentage Ownership Prior to Offering(1)	Number of Ordinary Shares to be Sold	Number of Ordinary Shares Owned After Offering(2)	Percentage Ownership After Offering
Trade Expert Holdings Limited	326,029	4.91%	326,029	0	0%
Next Master Investments Limited	305,189	4.59%	305,189	0	0%

(1) Based on [●] Ordinary Shares issued and outstanding after completion of the Company’s initial public offering.

(2) Since we do not have the ability to control how many, if any, of their shares each of the Pre-IPO Investors will sell, we have assumed that the Pre-IPO Investors will sell all of the shares offered herein for purposes of determining how many shares they will own after the offering and their percentage of ownership following the offering.

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PLAN OF DISTRIBUTION

The Pre-IPO Investors and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Ordinary Shares covered hereby on the Nasdaq or any other stock exchange, market or trading facility on which the Ordinary Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Pre-IPO Investor may use any one or more of the following methods when selling its Ordinary Shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Pre-IPO Investor to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Pre-IPO Investors may also sell their Ordinary Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by a Pre-IPO Investor may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Pre-IPO Investor (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with FINRA Rule 2121, and, in the case of a principal transaction, a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the Ordinary Shares or interests therein, the Pre-IPO Investors may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Ordinary Shares in the course of hedging the positions they assume. The Pre-IPO Investors may also sell Ordinary Shares short and deliver these shares to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The Pre-IPO Investors may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Ordinary Shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The Pre-IPO Investors and any broker-dealers or agents that are involved in selling the Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Ordinary Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Pre-IPO Investors have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Ordinary Shares.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Ordinary Shares.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Ordinary Shares may be resold by the Pre-IPO Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) all of the Ordinary Shares held by the Pre-IPO Investors have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Ordinary Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Ordinary Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Ordinary Shares may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Pre-IPO Investors will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by the Pre-IPO Investors or any other person. We will make copies of this prospectus available to the Pre-IPO Investors and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the Ordinary Shares being offered by this prospectus will be passed upon for us by Conyers Dill & Pearman.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Ordinary Shares

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary Shares
Top Elect	June 23, 2022	6,562,499	Acquisition of Lucky Time
Next Master	October 24, 2022	83,622	US$167,244

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See “Exhibit Index” beginning on page II-3 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5. That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser;

II-2

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Form of Underwriting Agreement (to be filed by amendment) **
3.1	Form of Amended and Restated Memorandum of Association of the Registrant dated September 2, 2022 ***
3.2	Form of Amended and Restated Articles of Association of the Registrant dated September 2, 2022 ***
5.1	Form of Opinion of Conyers Dill & Pearman regarding the validity of securities being registered **
5.2	Form of Opinion of Robertsons regarding Hong Kong legal matters**
8.1	Form of Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)**
14	Form of Code of Ethics of the Registrant**
21.1	Form of List of Subsidiaries of the Registrant**
23.1	Form of Consent of KCCW Accountancy Corp. *
23.2	Form of Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.1) **
23.3	Form of Consent of Robertsons (included in Exhibit 5.2)**
23.4	Consent of Frost & Sullivan *
24.1	Form of Power of Attorney (included on signature pages) **

* Submitted herewith

** To be filed by amendment

*** Previously filed.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on _________, 2023.

Roma Green Finance Limited

By:
Name:	Cheng King Yip
Title:	Chairman, Executive Director and Chief Executive Officer

We, the undersigned directors of Roma Green Finance Limited and executive officers of Roma Green Finance Limited and its subsidiaries hereby severally constitute and appoint Cheng King Yip, singly (with full power to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: [●], 2023

Cheng King Yip
Chairman, Executive Director and Chief Executive Officer

Date: [●], 2023

Luk Huen Ling Claire
Executive Director

Date: [●], 2023

Cheng Yu-Pei
Independent Non-Executive Director

Date: [●], 2023

Tsang Ho Yin
Independent Non-Executive Director

Date: [●], 2023

Wong Kai Hing
Independent Non-Executive Director

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SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in [●], [●], United States of America on [●], 2023.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title:

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